UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2024

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY BUSINESS REPORT

(From January 1, 2024 to March 31, 2024)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2023.

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd. (“PS&Marketing”)	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd. (“SK O&S”)	Maintenance of switching stations
	Service Ace Co., Ltd. (“Service Ace”)	Management and operation of customer centers
Fixed-line	SK Broadband Co., Ltd. (“SK Broadband”)

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including video-on-demand services

	Home & Service Co., Ltd. (“Home&Service”)	System maintenance of high-speed Internet, Internet protocol TV (“IPTV”) and fixed-line services
	SK Telink Co., Ltd. (“SK Telink”),	International wireless direct-dial “00700” services and MVNO business
Other business	SK stoa Co., Ltd. (“SK Stoa”)	Operation of commercial retail data broadcasting channel services
	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments
	SK m&service Co., Ltd. (“SK M&Service”)	Database and online information services
	SAPEON Inc. (“Sapeon”)	Manufacture of non-memory and other electronic integrated circuits
	SAPEON Korea Inc. (“SAPEON Korea”)	Manufacture of non-memory and other electronic integrated circuits

[Wireless Business]

A.	Overview

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

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In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunications convergence products through its subsidiary, PS&Marketing. PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiary Service Ace, the Company operates customer service centers and provides telemarketing services. Additionally, SK O&S, the Company’s subsidiary responsible for the operation of the Company’s networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company has been maintaining solid profitability based on the stable sales generated from its 5G subscribers, together with efficient investments in, and operation of, its wireless networks and stabilization of market competition. The Company’s 5G wireless services, which recorded 15.93 million subscribers as of March 31, 2024, accounted for 70% of the Company’s total number of subscribers. The Company continually seeks growth in the number of its 5G wireless subscribers while actively implementing artificial intelligence (“AI”) technology into its fixed-line and wireless businesses, thereby continuing efforts to optimize efficiencies in operational and capital expenditures.

In addition, the Company has been promoting growth in its enterprise business by developing various AI-related business items, including AI contact centers, vision AI and big data, while continuing efforts to increase demand for the Company’s Internet of Things (“IoT”) lines. For the three months ended March 31, 2024, the Company’s enterprise business recorded an increase in revenue of approximately 10% compared to the three months ended March 31, 2023. In particular, based mainly on recurring revenue, the Company’s cloud business recorded an increase in revenue of approximately 40% for the three months ended March 31, 2024 compared to the three months ended March 31, 2023, thereby driving the revenue growth of the Company’s overall enterprise business.

“A. (Adot),” the Company’s Korean language GPT-3 based service, has resonated with the market by introducing call recording and summarization features, and it continues to innovate customers’ communication experience, including by introducing real-time interpretation service during calls. In April 2024, the Company expanded A.’s call recording and summarization features as well as real-time interpretation service during calls, which have been highly popular among iPhone users, to devices run on the Google Android operating system.

B.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless and leased line services, as well as sales intermediary services relating thereto and value-added services) and broadcasting and telecommunications convergence services (including IPTV and integrated fixed-line and mobile telecommunications services). Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including the size of the population that uses telecommunications services and telecommunications expenditures per capita. While it is possible for Korean telecommunications service providers to provide services abroad through acquisitions or otherwise, foreign telecommunications services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunications services.

C.	Growth Potential

The Korean mobile communications market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of new ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

(Unit: in 1,000 persons)
Classification		As of March 31, 2024	As of December 31,
			2023	2022
Number of subscribers	SK Telecom	31,662	31,276	30,452
	Others (KT, LG U+)	36,080	35,643	32,676
	MVNO	16,569	15,851	12,829
	Total	84,311	82,770	75,957

*	Source: Wireless telecommunications service data from the MSIT as of March 31, 2024.

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D.	Domestic and Overseas Market Conditions

The Korean mobile communications market includes the entire population of Korea with mobile communications service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance of the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices, and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

		(Unit: in percentages)
Classification	As of March 31, 2024	As of December 31,
		2023	2022
Mobile communication services	46.7	46.7	48.2

*	Source: Wireless telecommunications service data from the MSIT as of March 31, 2024.

E.	Competitive Strengths

In 2021, the Company successfully completed the Spin-off of SK Square Co., Ltd. from SK Telecom (the “Spin-off”) in order to maximize shareholder value. In the same year, the Company also unveiled its “SKT 2.0” vision to pursue the maximization of its overall enterprise value centered around five major business areas. In November 2022, the Company announced its differentiated “AI Company” vision to further organize and clarify the direction of SKT 2.0 and combine AI with connectivity technologies based on its main telecommunications business. In September 2023, as part of the Company’s effort to transform into a “global AI company,” the Company announced its new “AI Pyramid” strategy, which aims to bring innovation across various industrial and lifestyle areas centered around three key aspects. The AI Pyramid strategy is in the form of a pyramid and integrates a “self-reinforcement model,” which seeks to strengthen the Company’s relationship with its customers through advances in the Company’s AI technology and the creation of AI services, with a “cooperation model,” which focuses on AI-related alliances. Through these initiatives, the Company is striving to transform into a global AI company.

For the three months ended March 31, 2024, the Company recorded Won 4.47 trillion in operating revenue and Won 0.50 trillion in operating profit on a consolidated basis. The increased competitiveness of telecommunications services and the rapid progress in new growth businesses such as B2B have enabled the Company to continue to improve its operating results.

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SK Telink, a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunications products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Overview

For the three months ended March 31, 2024, SK Broadband recorded Won 1.09 trillion in revenue on a consolidated basis, which represented a 2.7% increase from Won 1.06 trillion for the three months ended March 31, 2023. Such increase was primarily attributable to the growth of SK Broadband’s media business resulting from an increase in the number of subscribers and the growth of its B2B business primarily focused on new data centers.

SK Broadband’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and data center services.

For the three months ended March 31, 2024, the media business segment recorded Won 0.48 trillion in revenue, which represented a 0.9% increase compared to the three months ended March 31, 2023. For the three months ended March 31, 2024, the fixed-line business segment recorded Won 0.61 trillion in revenue, which represented a 4.3% increase compared to the three months ended March 31, 2023.

B.	Industry Characteristics

The domestic telecommunications service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic economic factors including the domestic user population and the level of telecommunications service expenditures in light of the domestic income level. Domestic telecommunications companies may expand overseas through acquisitions or direct expansion, but the overseas telecommunications service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunications facilities. The broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act. The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

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In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communications services is developed.

In the high-speed Internet services market, the demand for Giga Internet services has been continuing to increase due to the popularization of mobile and home IoT devices and the expansion of large media services including video streaming services.

In the paid broadcasting market, competition for content has been intensifying, at the center of which are large over-the-top operators with strength in exclusive content. Reflecting a rapid change in content consumption patterns and behaviors of viewers, the Company is preparing for new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company expects to see growth in new business areas, following the emergence of new services including AI. The Company is continuing its efforts to generate stable returns by strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including data centers and leased lines, for which market demand has been continually growing.

C.	Growth Potential

			(Unit: in persons)
Classification		As of March 31,	As of December 31,
		2024	2023	2022
Fixed-line Subscribers	High-speed Internet	24,192,115	24,098,164	23,537,333
	Fixed-line telephone	10,858,211	10,973,838	11,621,413
	IPTV	20,814,402	20,814,402	20,203,451
	Cable TV	12,631,281	12,631,281	12,824,704

*	Source: MSIT website.
**

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of February 29, 2024, while IPTV and cable TV subscribers represent the average number of subscribers in the first half of 2023.

D.	Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes.

E.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

		(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2024	2023	2022
High-speed Internet (including resales)	28.8	28.7	28.5
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	18.1	18.0	17.8
IPTV	31.6	31.6	30.9
Cable TV	22.3	22.3	22.2

*	Source: MSIT website.
**	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
***

Market shares of High-speed Internet and Fixed-line telephone represent the market shares as of February 29, 2024 and market shares of IPTV and Cable TV represent the average market shares in the first half of 2023.

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The Company is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, the Company competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by the Company, KT and LG U+.

[Other Businesses]

A.	Other businesses

The commercial retail data broadcasting channel business of SK Stoa offers an interactive service that integrates television home shopping and data home shopping services. Such integrated service allows television viewers to organize various product categories on the television screen and select and purchase desired products using a television remote control or mobile device, unlike traditional home shopping services that only allowed for real-time purchase through the relevant broadcast.

Sapeon, an AI semiconductor company, launched “X330,” its next-generation inference AI chip, and plans to further utilize its AI semiconductor capabilities and operational know-how in its efforts to lead the global market in next-generation AI data centers.

2. Key Financial Data by Business Line

A.	Assets

		(Unit: in millions of Won and percentages)
	As of March 31,		As of December 31,
	2024		2023		2022
Classification	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	25,776,657	76%	25,608,563	77%	27,078,021	79%
Fixed-line	6,959,937	21%	6,825,342	20%	6,588,076	19%
Other	988,015	3%	910,020	3%	762,028	2%

Subtotal	33,724,609	100%	33,343,925	100%	34,428,124	100%

Consolidation Adjustment	(3,428,097)	—	(3,224,698)	—	(3,119,862)	—

Total	30,296,511	—	30,119,227	—	31,308,262	—

B.	Revenue

		(Unit: in millions of Won and percentages)
Classification	For the three months ended March 31, 2024		For the year ended December 31,
			2023		2022
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	3,338,838	75%	13,123,166	75%	12,942,316	75%
Fixed-line	1,003,694	22%	3,928,020	22%	3,812,989	22%
Other	132,079	3%	557,325	3%	549,668	3%

Total	4,474,611	100%	17,608,511	100%	17,304,973	100%

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C.	Operating Profit

		(Unit: in millions of Won and percentages)
Classification	For the three months ended March 31, 2024		For the year ended December 31,
			2023		2022
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Wireless	438,854	86%	1,463,934	84%	1,334,306	81%
Fixed-line	84,825	17%	329,072	19%	311,083	19%
Other	(15,365)	(3)%	(42,771)	(2)%	(2,102)	0%

Subtotal	508,314	100%	1,750,235	100%	1,643,287	100%

Consolidation Adjustment	(9,825)	—	2,969	—	(31,216)	—

Total	498,489	—	1,753,204	—	1,612,070	—

3. Updates on Major Products and Services

				(Unit: in millions of Won and percentages)
Business	Major Companies	Items	Major Trademarks	For the three months ended March 31, 2024		For the year ended December 31,
						2023		2022
				Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd., etc.	Mobile communications service, wireless data service, ICT service	T, 5GX, T Plan and others	3,338,838	75%	13,123,166	75%	12,942,316	75%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd. Home & Service Co., Ltd., etc.	Fixed-line phone, high-speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	1,003,694	22%	3,928,020	22%	3,812,989	22%
Other	SK stoa Co., Ltd., etc.	Commercial retail data broadcasting channel services and others	Stoa ON	132,079	3%	557,325	3%	549,668	3%

Total				4,474,611	100%	17,608,511	100%	17,304,973	100%

4. Price Trends for Major Products

[Wireless Business]

As of March 31, 2024, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 (including value-added tax) and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Basic” plan provides 11 GB of data and unlimited voice calls at Won 49,000 per month (including value-added tax). On June 1, 2023, the Company launched the “5G 0 Youth” plan, which actively reflects the data usage patterns and lifestyle trends of the younger demographics. The Company plans to continue to introduce new services that reach out to different customer segments. The Company provides a variety of other subscription plans catering to subscriber demand, which may be reviewed on the Company’s website at www.tworld.co.kr.

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[Fixed-line Business]

On March 2, 2024, SK Broadband launched the “2030 Direct” plan, which is aimed at cost-conscious customers in their 20s and 30s who feel uncomfortable with entering into long-term subscription plans. Such plan offers Internet services under a one-year subscription plan at a rate comparable to that of a three-year contract. Customers between the age of 18 and 39 who sign up for this plan through SK Broadband’s website, B Direct Shop, or call center, 106 Customer Center, are eligible for a one-year Internet service contract including Wi-Fi at a rate that provides a discount of up to 55% compared to the rate for a non-term contract internet service.

In addition, on March 11, 2024, SK Broadband launched the “Budget-friendly Combination” plan, which offers a discount when bundling SK Broadband’s fixed-line services (Internet and IPTV) and the wireless services of certain MVNOs that lease SK Telecom’s network (including Liiv M Mobile, Eyagi Mobile, Mobing, Toss Mobile and Eyes mobile). This plan provides benefits equivalent to that of the “Modern Family Combination” plan, which bundles SK Broadband’s fixed-line services and SK Telecom’s wireless services. Based on a three-year contract, the plan offers discounts up to Won 14,300, including a Won 13,200 discount on high-speed Internet service fees and a Won 1,100 discount on IPTV fees (when bundled with IPTV services). However, no discounts are offered on the MVNO service fees. SK Broadband plans to further expand the list of MVNOs that can be bundled with the Budget-friendly Combination plan. SK Broadband also provides a variety of other subscription plans based on consumer demand, which may be reviewed on the Company’s website at www.bworld.co.kr.

5. Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Expected investment amount	Amount already invested	Investment effect
Upgrade/ New installation	Network, systems and others	Year ended December 31, 2024	To be determined	236	Upgrades to the existing services and expanded provision of network services including 5G

B.	Future Investment Plan

Purpose of investment	Subject of investment	Expected investment for each year			Investment effect
		2024	2025	2026
Upgrade/ New installation	Network, systems and others	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

				(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Three months ended March 31, 2024	82	To be determined	Securing subscriber network and equipment; quality and system improvement

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6. Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the three months ended March 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Wireless	Services	Mobile communication, wireless data, information communication	Export	49,737	169,885	140,642
			Domestic	3,289,101	12,953,281	12,801,674
			Subtotal	3,338,838	13,123,166	12,942,316
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	45,628	178,824	183,812
			Domestic	958,066	3,749,196	3,629,177
			Subtotal	1,003,694	3,928,020	3,812,989
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	132,079	557,325	549,668
			Subtotal	132,079	557,325	549,668
Total			Export	95,365	348,709	324,454
			Domestic	4,379,246	17,259,802	16,980,519
			Total	4,474,611	17,608,511	17,304,973

	(Unit: in millions of Won)
For the three months ended March 31, 2024	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	3,707,285	1,304,133	145,312	5,156,730	(682,119)	4,474,611
Internal sales	368,447	300,439	13,233	682,119	(682,119)	—
External sales	3,338,838	1,003,694	132,079	4,474,611	—	4,474,611
Depreciation and amortization	678,139	243,230	6,491	927,860	(30,710)	897,150
Operating profit (loss)	438,854	84,825	(15,365)	508,314	(9,825)	498,489
Finance profit (loss)						(61,082)
Gain from investments in associates and joint ventures						4,906
Other non-operating profit (loss)						(1,568)
Profit before income tax						440,745

7. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of March 31, 2024 are as follows:

[SK Telecom]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – June 4, 2025
June 28, 2023	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency interest rate swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 – June 28, 2028

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[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
June 28, 2023	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000,000)	Foreign currency risk	Cross currency swap	Citibank, Shinhan Bank, KDB, J.P. Morgan	June 28, 2023 –June 28, 2028

8. Major Contracts

None.

9. R&D Investments

Set forth below are the Company’s R&D expenditures.

	(Unit: in millions of Won except percentages)
Category	For the three months ended March 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022	Remarks
Raw material	11	48	23	—
Labor	30,091	140,790	113,297	—
Depreciation	33,185	137,264	135,604	—
Commissioned service	8,311	51,749	46,447	—
Others	18,499	61,992	78,989	—
Total R&D costs	90,097	391,843	374,360	—
Government Subsidies	—	—	—	—
Accounting Sales and administrative expenses	88,928	369,507	340,864	—
Development expenses (intangible assets)	1,169	22,334	33,495	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.01%	2.23%	2.16%	—

10. Other information relating to investment decisions

A.	Brand Management Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of March 31, 2024, the registered patents and trademarks held by the Company included 3,277 Korean-registered patents, 1,769 foreign-registered patents and 725 Korean-registered trademarks. The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of March 31, 2024, SK Broadband held 262 Korean-registered patents and 70 foreign-registered patents (including those held jointly with other companies). It also holds 302 Korean-registered trademarks. SK Broadband owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

11

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on ICT” and to achieve Net Zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first information technology companies in Korea to join the RE100 (Renewable Electricity 100%) initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on ICT technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government.

In 2021, SK Broadband declared its goal to achieve Net Zero by 2045 in an effort to actively participate in the international community’s response to climate change. Prior to the declaration, SK Broadband had already subscribed to the RE100 initiative in 2020. Since 2021, SK Broadband has participated in Korea Electrical Power Corporation’s renewable energy power purchase program, “Green Premium,” to purchase renewable energy and has installed additional solar power generation facilities to increase the self-production and use of renewable energy.

12

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of March 31, 2024, December 31, 2023 and December 31, 2022 and for the three months ended March 31, 2024 and for the years ended December 31, 2023 and 2022. The Company’s consolidated financial statements as of March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of March 31, 2024	As of December 31, 2023	As of December 31, 2022
Assets
Current Assets	7,109,603	6,585,602	7,219,196
• Cash and Cash Equivalents	1,718,989	1,454,978	1,882,291
• Accounts Receivable – Trade, net	2,043,694	1,978,532	1,970,611
• Accounts Receivable – Other, net	421,931	344,350	479,781
• Others	2,924,989	2,807,742	2,886,513
Non-Current Assets	23,186,908	23,533,625	24,089,066
• Long-Term Investment Securities	1,803,587	1,679,384	1,410,736
• Investments in Associates and Joint Ventures	1,971,334	1,915,012	1,889,289
• Property and Equipment, net	12,621,363	13,006,196	13,322,492
• Goodwill	2,075,009	2,075,009	2,075,009
• Intangible Assets, net	2,710,382	2,861,137	3,324,910
• Others	2,005,233	1,996,887	2,066,630

Total Assets	30,296,511	30,119,227	31,308,262

Liabilities
Current Liabilities	7,258,331	6,993,980	8,046,541
Non-Current Liabilities	10,585,198	10,896,848	11,106,525

Total Liabilities	17,843,529	17,890,828	19,153,066

Equity
Equity Attributable to Owners of the Parent Company	11,658,150	11,389,046	11,318,320
Share Capital	30,493	30,493	30,493
Capital Surplus (Deficit) and Other Capital Adjustments	(11,618,241)	(11,828,644)	(11,567,117)
Retained Earnings	22,727,912	22,799,981	22,463,711
Reserves	517,986	387,216	391,233
Non-controlling Interests	794,832	839,353	836,876

Total Equity	12,452,982	12,228,399	12,155,196

Total Liabilities and Equity	30,296,511	30,119,227	31,308,262

(Unit: in millions of Won except per share data and number of consolidated subsidiaries)
	For the three months ended March 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Operating Revenue	4,474,611	17,608,511	17,304,973
Operating Profit	498,489	1,753,204	1,612,070
Profit Before Income Tax	440,745	1,488,179	1,236,152
Profit from Continued Operations	361,940	1,145,937	947,831
Profit from Discontinued Operations	—	—	—
Profit for the Period	361,940	1,145,937	947,831
Profit for the Period Attributable to Owners of the Parent Company	352,986	1,093,611	912,400
Profit for the Period Attributable to Non-controlling Interests	8,954	52,326	35,431
Basic Earnings Per Share (Won)	1,636	4,954	4,118
Diluted Earnings Per Share (Won)	1,634	4,950	4,116

Total Number of Consolidated Subsidiaries	25	25	25

13

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of March 31, 2024, December 31, 2023 and December 31, 2022 and for the three months ended March 31, 2024 and for the years ended December 31, 2023 and 2022. The Company’s separate financial statements as of March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of March 31, 2024	As of December 31, 2023	As of December 31, 2022
Assets
Current Assets	5,160,532	4,703,844	5,498,460
• Cash and Cash Equivalents	885,809	631,066	1,217,504
• Accounts Receivable – Trade, net	1,521,505	1,495,617	1,425,695
• Accounts Receivable – Other, net	583,016	343,036	435,096
• Others	2,170,202	2,234,125	2,420,165
Non-Current Assets	20,036,688	20,292,088	20,933,661
• Long-Term Investment Securities	1,520,339	1,426,290	1,155,188
• Investments in Subsidiaries and Associates	4,707,513	4,670,568	4,621,807
• Property and Equipment, net	8,800,913	9,076,459	9,519,663
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	2,112,636	2,250,829	2,693,400
• Others	1,589,051	1,561,706	1,637,367

Total Assets	25,197,220	24,995,932	26,432,121

Liabilities
Current Liabilities	5,731,093	5,505,470	6,236,135
Non-Current Liabilities	8,684,936	9,054,369	9,812,604

Total Liabilities	14,416,029	14,559,839	16,048,739

Equity
Share Capital	30,493	30,493	30,493
Capital Surplus and Other Capital Adjustments	(4,557,234)	(4,766,147)	(4,506,693)
Retained Earnings	209,156	15,032,473	14,691,461
Reserves	209,156	139,274	168,121

Total Equity	25,197,220	10,436,093	10,383,382

Total Liabilities and Equity	25,197,220	24,995,932	26,432,121

(Unit: in millions of Won)
	For the three months ended March 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Operating Revenue	3,188,680	12,589,220	12,414,588
Operating Profit	436,427	1,455,870	1,321,131
Profit Before Income Tax	566,591	1,354,939	1,146,250
Profit for the Period	492,106	1,059,750	869,490
Basic Earnings Per Share (Won)	2,290	4,798	3,921
Diluted Earnings Per Share (Won)	2,287	4,794	3,919

14

2. Dividends and Others

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2023.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

[SK Telecom]

(As of March 31, 2024)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 82-1,2,3	April 12, 2022	Repayment of debt	350,000	Repayment of debt	350,000	—
Corporate bond	Series 83-1	August 10, 2022	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond (ESG bond)	Series 83-2	August 10, 2022	Other (fund investment, etc.)	95,000	Other (investment in funds, etc.)	95,000	—
Corporate bond	Series 84-1,2,3,4	December 14, 2022	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	Series 85-1,2	February 17, 2023	Repayment of debt	300,000	Repayment of debt	300,000	—
Corporate bond	Series 86-1,2,3	April 12, 2023	Repayment of debt	350,000	Repayment of debt	350,000	—
Hybrid securities	Series 3	June 5, 2023	Repayment of debt	400,000	Repayment of debt	400,000	—
Corporate bond	Series 87-1,2,3,4	October 18, 2023	Repayment of debt	295,000	Repayment of debt	295,000	—
Corporate bond	Series 88-1,2,3,4	February 22, 2024	Repayment of debt	400,000	Repayment of debt	400,000	—

*

Series 83-2 issued as of August 10, 2022 is an ESG bond. Series 83-2 was issued in furtherance of the Company’s ESG goal to achieve Net Zero by 2050, and covers solar energy generation equipment in the environment sector, mutual growth funds in the social sector and the SK Telecom-Kakao ESG Fund. The proceeds from the bond offering were intended to refinance prior investments and new investments, and were used for the intended purpose.

[SK Broadband]

(As of March 31, 2024)					(Unit: in millions of Won)
Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 52-1	January 25, 2022	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond (green bond)	Series 52-2	January 25, 2022	Repayment of debt	50,000	Repayment of debt	50,000	—
Corporate bond	Series 53-1	March 2, 2023	Operation fund	5,000	Operation fund	5,000	—
Corporate bond	Series 53-1	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-2	March 2, 2023	Operation fund	55,000	Operation fund	55,000	—
Corporate bond	Series 53-2	March 2, 2023	Repayment of debt	45,000	Repayment of debt	45,000	—
Corporate bond	Series 53-3	March 2, 2023	Operation fund	46,900	Operation fund	46,900	—
Corporate bond	Series 53-3	March 2, 2023	Repayment of debt	43,100	Repayment of debt	43,100	—
Corporate bond	Series 54-1	October 30, 2023	Facility fund	100,000	Facility fund	100,000	—
Corporate bond	Series 54-2	October 30, 2023	Facility fund	60,000	Facility fund	60,000	—
Corporate bond	Series 55-1	January 22, 2024	Repayment of debt	170,000	Repayment of debt	170,000	—
Corporate bond	Series 55-1	January 22, 2024	Repayment of debt	60,000	Repayment of debt	60,000	—

*

Series 52-2 issued as of January 25, 2022 is an ESG bond (green bond). Series 52-2 was issued in furtherance of the Company’s ESG goal for the purpose of repayment of funds raised to be invested in the conversion of hybrid fiber-coaxial network to fiber-to-the-home network, which has a positive impact on the environment, including the reduction of greenhouse gas emissions. The proceeds from the bond offering were used for the intended purpose.

15

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won, except percentages)
	For the three months ended March 31, 2024
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,312,107	256,020	11.1%
Loans	154,107	42,109	27.3%
Accounts receivable – other	773,736	34,740	4.5%
Accrued income	3,760	—	—
Guarantee deposits	283,196	300	0.1%

Total	3,526,906	333,169	9.4%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2023
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,233,586	242,737	10.9%
Loans	150,671	42,087	27.9%
Accounts receivable – other	690,157	33,276	4.8%
Accrued income	4,295	—	—
Guarantee deposits	286,520	300	0.1%

Total	3,365,229	318,400	9.5%

	(Unit: in millions of Won, except percentages)
	For the year ended December 31, 2022
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,219,695	234,923	10.6%
Loans	151,155	45,592	30.2%
Accounts receivable – other	897,920	44,188	4.9%
Accrued income	1,732	—	—
Guarantee deposits	280,945	300	0.1%

Total	3,551,447	325,003	9.2%

(2)	Movements in Loss Allowance of Trade and Other Receivables

			(Unit: in millions of Won)
	For the three months ended March 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Beginning balance	318,400	325,003	330,891
Effect of change in accounting policy	—	—	—
Increase of loss allowance	14,949	43,162	30,064
Reversal of loss allowance	—	—	—
Write-offs	(180)	(49,764)	(35,955)
Other	—	—	3
Ending balance	333,169	318,400	325,003

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

16

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won, except percentages)
	As of March 31, 2024
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,049,489	62,418	152,681	47,518	2,312,107
Percentage	88.6%	2.7%	6.6%	2.1%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won, except percentages)
Account Category	For the three months ended March 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Merchandise	190,109	166,614	151,303
Goods in transit	—	—	—
Other inventories	20,222	13,195	15,052

Total	210,331	179,809	166,355

Percentage of inventories to total assets [Inventories / Total assets]	0.69%	0.60%	0.53%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	6.77	7.32	6.84

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

D.	Fair Value Measurement

See Note 29 of the notes to the Company’s interim consolidated financial statements attached hereto for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

17

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	Apr. 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

18

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	Mar. 6, 2019	Mar. 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

19

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	70,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

20

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-1	Jan. 15, 2021	Jan. 14, 2024	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-1	Oct. 28, 2021	Oct. 28, 2024	90,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 82-1	April 12, 2022	April 12, 2025	240,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	April 12, 2022	April 12, 2027	70,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	April 12, 2022	April 12, 2042	40,000	March 31, 2022	Korea Securities Finance Corp.

21

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 83-1	August 10, 2022	August 8, 2025	300,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 83-2	August10, 2022	August 10, 2027	95,000	July 29, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-1	December 14, 2022	December 13, 2024	100,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-2	December 14, 2022	December 12, 2025	110,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-3	December 14, 2022	December 14, 2027	60,000	December 2, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 84-4	December 14, 2022	December 14, 2032	40,000	December 2, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 85-1	February 17, 2023	February 17, 2026	110,000	February 7, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 85-2	February 17, 2023	February 17, 2028	190,000	February 7, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

22

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 86-1	April 12, 2023	April 10, 2026	80,000	March 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-2	April 12, 2023	April 12, 2028	200,000	March 31, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 86-3	April 12, 2023	April 12, 2030	70,000	March 31, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Hybrid Securities Series 3	June 5, 2023	June 5, 2083	400,000	May 23, 2023	Eugene Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Liens	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Not Applicable
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not Applicable
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 87-1	October 18, 2023	October 16, 2026	115,000	October 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-2	October 18, 2023	October 18, 2028	100,000	October 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-3	October 18, 2023	October 18, 2030	50,000	October 5, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 87-4	October 18, 2023	October 18, 2033	30,000	October 5, 2023	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 11, 2024

23

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 88-1	February 22, 2024	February 22, 2027	180,000	February 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-2	February 22, 2024	February 22, 2029	110,000	February 8, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 88-3	February 22, 2024	February 22, 2034	110,000	February 8, 2024	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of the next semi-annual business report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 51	July 13, 2021	July 12, 2024	100,000	July 1, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 52-1	Jan. 25, 2022	Jan. 24, 2025	100,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 53-1	Mar. 2, 2023	Feb. 28, 2025	50,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-2	Mar. 2, 2023	Feb. 27, 2026	100,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 53-3	Mar. 2, 2023	Mar. 2, 2028	90,000	Feb. 17, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-1	Oct. 30, 2023	Oct. 30, 2026	100,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 54-2	Oct. 30, 2023	Oct. 30, 2028	60,000	Oct. 18, 2023	Korea Securities Finance Corp.
Unsecured Bond – Series 55-1	January 22, 2024	January 22, 2027	170,000	January 10, 2024	Korea Securities Finance Corp.
Unsecured Bond – Series 55-2	January 22, 2024	January 22, 2029	60,000	January 10, 2024	Korea Securities Finance Corp.

24

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 11, 2023

25

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2023.

26

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Three months ended March 31, 2024	Ernst & Young Han Young	—	—	—
Year ended December 31, 2023	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit
Year ended December 31, 2022	Ernst & Young Han Young	Unqualified	—	Timing of revenue recognition related to the Company’s cellular services; impairment assessment of goodwill for the fixed-line telecommunications services cash generating unit
*	Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.
**	The audit opinion is on the consolidated and separate financial statements.

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Three months ended March 31, 2024	Ernst & Young Han Young	Quarterly and semi-annual review	2,880	25,000	233	2,021
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2023	Ernst & Young Han Young	Quarterly and semi-annual review	2,780	24,800	2,780	24,800
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2022	Ernst & Young Han Young	Quarterly and semi-annual review	2,700	24,100	2,700	24,100
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

27

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Three months ended March 31, 2024	—	—	—	—
Year ended December 31, 2023	—	—	—	—
Year ended December 31, 2022	—	—	—	—

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed

February 20, 2024	Company’s Audit Committee: 4 Auditor: 2	In-person	Report on 2023 results of audit of financial statements; report on results of 2023 internal accounting management system audit

April 22, 2024	Company’s Audit Committee: 3 Auditor: 1	In-person	Report on 2023 Public Company Accounting Oversight Board audit results

28

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2023.

2. Audit System

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2023.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System

(As of March 31, 2024)
Classification of Voting System	Cumulative voting system	Written voting system	Electronic voting system
Adoption status	Selected	Not adopted	Adopted
Implementation status	—	—	Conducted during the 40th General Meeting of Shareholders

The Company implemented a proxy solicitation procedure for the 40th General Meeting of Shareholders, pursuant to which shareholders were permitted to provide written proxy to exercise their voting rights.

29

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2024)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	65,668,397	30.01	65,668,397	30.57
Tae Won Chey	Related Person	Common share	303	0.00	303	0.00
Dong Hyun Jang	Related Person	Common share	762	0.00	762	0.00
Jung Ho Park	Related Person	Common share	21,530	0.01	21,530	0.01
Young Sang Ryu	Related Person	Common share	11,974	0.01	20,309	0.01
Yong-Hak Kim	Related Person	Common share	3,358	0.00	3,358	0.00
Seok-Dong Kim	Related Person	Common share	2,785	0.00	2,785	0.00
Junmo Kim	Related Person	Common share	2,785	0.00	2,785	0.00
Haeyun Oh	Related Person	Common share	1,338	0.00	1,338	0.00
Mi Kyung Noh	Related Person	Common share	0	0.00	0	0.00
Sung Hyung Lee	Related Person	Common share	0	0.00	0	0.00
Poong Young Yoon	Related Person	Common share	2,733	0.00	2,733	0.00
Jong Ryeol Kang	Related Person	Common share	5,758	0.00	8,823	0.00
Yang Seob Kim	Related Person	Common share	0	0.00	0	0.00

Total		Common share	65,724,963	30.03	65,733,123	30.60

*	The change in ownership ratio reflects the cancellation of treasury shares (1.8% of total shares issued) in February 2024.
**

The number of shares owned and ownership ratio as of the beginning of the period account for the 3,240 shares owned by Kyu-nam Choi (former non-executive director) and Youngmin Yoon (former independent director) whose respective terms expired in March 2024.

***

The number of shares owned and ownership ratio as of the beginning of the period do not account for the shares owned by Yang Seob Kim (executive director), Sung Hyung Lee (non-executive director) and Mi Kyung Noh (independent director), who were newly appointed in March 2024.

B.	Overview of the Largest Shareholder

As of March 31, 2024, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

30

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

Changes in shareholdings of the largest shareholder are as follows:

(As of March 31, 2024)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks
SK Inc.	January 24, 2022	65,695,437	30.02	Jung Ho Park, director of the Company’s affiliate, and Young Sang Ryu, representative director of the Company, acquired 3,000 and 4,000 shares, respectively.
	February 25, 2022	65,703,035	30.02	Jung Ho Park, director of the Company’s affiliate, acquired 7,598 shares.

	March 25, 2022	65,706,519	30.03	Jong Ryeol Kang, executive director of the Company, acquired 3,484 shares.

	May 3, 2022	65,712,503	30.03	Four independent directors of the Company, Youngmin Yoon, Jung Ho Ahn, Junmo Kim, Seok-dong Kim, each acquired 1,144 shares. Yong-Hak Kim, another independent director of the Company, acquired 1,408 shares.

	February 27, 2023	65,719,411	30.03	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 4,634 and 2,274 shares, respectively.

	March 28, 2023	65,717,964	30.03	Retirement of Jung Ho Ahn, independent director of the Company (1,447 shares)

	April 21, 2023	65,724,963	30.03	Four independent directors, Youngmin Yoon, Haeyun Oh, Junmo Kim and Seok-dong Kim each acquired 1,338 shares. Yong-Hak Kim, independent director of the Company, acquired 1,647 shares.

	January 29, 2024	65,733,123	30.60	Young Sang Ryu, representative director of the Company, and Jong Ryeol Kang, executive director of the Company, acquired 8,335 and 3,065 shares, respectively.

*	The figures for shares held and holding ratio are based on the shareholding of the largest shareholder and its related persons.
**	The change in ownership ratio reflects the cancellation of treasury shares (1.8% of total shares issued) in February 2024.

31

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Registered Directors

(As of March 31, 2024)
Name	Gender	Date of Birth	Position	Professional Background	Duration of Term	End of Current Term

Young Sang Ryu	Male	May 1970	Chief Executive Officer; Representative Director	Former Head, SK Telecom MNO business	6 years and 1 month	—

Jong Ryeol Kang	Male	Oct. 1964	CSPO and Head of ICT Infrastructure Center	Former Head, Corporate Culture Division	2 years and 1 month	—

Yang Seob Kim	Male	Feb. 1966	Head of Corporate Planning and Chief Financial Officer	Former Head of Finance Division and Chief Financial Officer, SK Innovation	1 month	—

Sung Hyung Lee	Male	Dec. 1965	Non-executive Director	President, Chief Financial Officer and Head of Finance Division, SK Inc.; Former President, Chief Financial Officer and Head of PM Division, SK Inc.	1 month	—

Yong-Hak Kim	Male	Jan. 1953	Independent Director	Former President (Professor Emeritus), Yonsei University	4 years and 1 month	—

Seok-Dong Kim	Male	May 1953	Independent Director	Former Chairman, Financial Services Commission	5 years and 1 month	—

Junmo Kim	Male	Sep. 1976	Independent Director	Professor, Department of Electrical Engineering at Korea Advanced Institute of Science and Technology	4 years and 1 month	—

Haeyun Oh	Female	Nov. 1974	Independent Director	Former Director of MARS Artificial Intelligence Integrated Research Center, Korea Advanced Institute of Science and Technology; Professor, Department of Computer Science at Korea Advanced Institute of Science and Technology	1 year and 1 month	—

Mi Kyung Noh	Female	Aug. 1965	Independent Director	Regional Head of Credit Risk Review and Asia Pacific Risk, HSBC Hong Kong	1 month	—
*

At the 40th General Meeting of Shareholders held on March 26, 2024, Young Sang Ryu was re-elected as a representative director, Yang Seob Kim was newly elected as an executive director, Sung Hyung Lee was newly appointed as a non-executive director, and Mi Kyung Noh was newly appointed as an independent director and a member of the audit committee.

32

2. Compensation of Directors and Officers

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2023.

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2.	Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

A.	Purchase and Dispositions of Investments

(As of March 31, 2024)			(Unit: in millions of Won)
Name (Corporate name)		Purchase and Dispositions of Investments
			Transaction Details
	Relationship	Type of Investment	Beginning	Increase	Decrease	Ending	Remarks
SK Americas, Inc.	Subsidiary	Shares	5,498	5,878	—	11,376	Additional acquisition
Atlas Investment	Subsidiary	Shares	193,661	26,679	—	220,340	Additional acquisition

3. Transactions with the Largest Shareholder and Related Parties

(As of March 31, 2024)					(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Related company	Purchase	January 1, 2024 – March 30, 2024	Marketing fees, etc.	315,530

4. Related Party Transactions

See Note 30 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of March 31, 2024)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short- term loans	69,621	33,360	31,213	71,768	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

B.	Other transactions

See Note 31 of the notes to the Company’s interim consolidated financial statements attached hereto for more information regarding other related party transactions.

33

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

None.

2. Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of March 31, 2024, the Company is involved in various pending legal proceedings, and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of March 31, 2024, there were 19 pending lawsuits against SK Broadband (aggregate amount of claims of Won 8,653 million).

B.	Other Contingent Liabilities and Guarantees for Payment

[SK Telecom]

None.

[SK Broadband]

As of March 31, 2024, SK Broadband has entered into revolving credit facilities with a limit of Won 170 billion with three financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,228 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunications services with SK Telecom.

As of March 31, 2024, SK Broadband has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract and defect performance guarantee	30,680
Korea Content Financial Cooperative	Contract performance guarantee	42,649

34

[PS&Marketing]

As of March 31, 2024, PS&Marketing has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Performance guarantee	1,543

[SK Telink]

As of March 31, 2024, SK Telink provided the following material payment guarantees to other parties.

(Unit: in millions of Won)
Guarantor	Counterparty	Guaranteed Amount	Guarantee Details
SK Telink	Korea Coast Guard and others	158	Contract guarantee

As of March 31, 2024, SK Telink has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract guarantee	589

[Home&Service]

As of March 31, 2024, Home&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees and warranties	2,156

[SK M&Service]

As of March 31, 2024, SK M&Service has entered into the following credit facilities with financial institutions.

		(Unit: billions of Won)
Financial Institution	Credit Limit	Details
KEB Hana Bank	10	Working capital loan
Industrial Bank of Korea	15	Working capital loan
Shinhan Bank	1	Payment guarantee

As of March 31, 2024, SK M&Service has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Korea Tourism Organization and 36 other companies	Transaction performance guarantee	2,284
SK Energy	Transaction performance guarantee	700

[SK O&S]

As of March 31, 2024, SK O&S has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Contract performance guarantee	50,000

35

[SK Stoa]

As of March 31, 2024, SK Stoa has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Kookmin Bank	Performance guarantee	1,280
Kookmin Bank	Revolving credit	18,000

[SAPEON Korea]

As of March 31, 2024, SAPEON Korea has been provided with the following material payment guarantees by other parties.

(Unit: in millions of Won)
Guarantor	Guarantee Details	Guaranteed Amount
Seoul Guarantee Insurance Company	Payment guarantees, warranties and contract guarantees	599

3. Status of Sanctions, etc.

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2023.

4. Material Events Subsequent to the Reporting Period

Omitted in quarterly reports in accordance with applicable Korean disclosure rules. For more information, please refer to the Company’s annual business report for the year ended December 31, 2023.

36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Heejun Chung
(Signature)

Name:	Heejun Chung
Title:	Senior Vice President

Date: June 12, 2024

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For each of the three-month periods ended March 31, 2024 and 2023

(with the independent auditor’s review report)

Report on review of interim consolidated financial statements

(English translation of a report originally issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim consolidated statement of financial position as of March 31, 2024, and the related interim consolidated statements of income, interim consolidated statements of comprehensive income, interim consolidated statements of changes in equity and interim consolidated statements of cash flows for each of the three-month periods ended March 31, 2024 and 2023, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared fairly, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the consolidated statement of financial position as of December 31, 2023, and the related consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 6, 2024 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2023 presented for comparative purposes is not different, in all material respects, from the above audited consolidated statement of financial position.

May 13, 2024

This report is effective as of May 13, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modification to this review report.

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

The accompanying interim consolidated financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Group.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position

As of March 31, 2024 and December 31, 2023

(In millions of won)	Note	March 31, 2024 (Unaudited)		December 31, 2023
Assets
Current Assets:
Cash and cash equivalents	28,29	~~W~~	1,718,989	1,454,978
Short-term financial instruments	28,29		354,624	294,934
Accounts receivable – trade, net	5,28,29,30		2,043,694	1,978,532
Short-term loans, net	5,28,29		80,178	78,129
Accounts receivable – other, net	5,28,29,30,31		421,931	344,350
Contract assets	7,29		86,930	89,934
Prepaid expenses	6		1,987,891	1,953,769
Prepaid income taxes	26		141	161
Derivative financial assets	28,29		25,880	8,974
Inventories, net	8		210,331	179,809
Non-current assets held for sale	34		9,469	10,515
Advanced payments and others	5,28,29,30		169,545	191,517

			7,109,603	6,585,602

Non-Current Assets:
Long-term financial instruments	28,29		375	375
Long-term investment securities	9,28,29		1,803,587	1,679,384
Investments in associates and joint ventures	10		1,971,334	1,915,012
Investment property, net	12		33,848	34,812
Property and equipment, net	11,13,30,31		12,621,363	13,006,196
Goodwill			2,075,009	2,075,009
Intangible assets, net	14		2,710,382	2,861,137
Long-term contract assets	7,29		38,978	39,837
Long-term loans, net	5,28,29,30		31,820	30,455
Long-term accounts receivable – other, net	5,28,29,30,31		317,065	312,531
Long-term prepaid expenses	6		1,096,437	1,086,107
Guarantee deposits, net	5,28,29,30		166,233	156,863
Long-term derivative financial assets	28,29		168,601	139,560
Deferred tax assets	26		10,552	11,609
Defined benefit assets	18		127,235	170,737
Other non-current assets	5,28,29		14,089	14,001

			23,186,908	23,533,625

Total Assets		~~W~~	30,296,511	30,119,227

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position, Continued

As of March 31, 2024 and December 31, 2023

(In millions of won)	Note	March 31, 2024 (Unaudited)		December 31, 2023
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	28,29,30	~~W~~	144,972	139,876
Accounts payable – other	28,29,30		1,765,608	1,913,006
Withholdings	28,29,30		1,046,404	802,506
Contract liabilities	7		166,773	155,576
Accrued expenses	28,29		1,206,611	1,439,786
Income tax payable	26		205,972	142,496
Provisions	17,33		39,237	38,255
Current portion of long-term debt, net	15,28,29		1,946,148	1,621,844
Current portion of long-term payables – other	16,28,29		363,002	367,770
Lease liabilities	28,29,30		373,566	372,826
Liabilities held for sale			38	39

			7,258,331	6,993,980

Non-Current Liabilities:
Debentures, excluding current portion, net	15,28,29		7,303,518	7,106,299
Long-term borrowings, excluding current portion, net	15,28,29		112,460	315,578
Long-term payables – other	16,28,29		533,407	892,683
Long-term lease liabilities	28,29,30		1,215,839	1,238,607
Long-term contract liabilities	7		60,875	56,917
Defined benefit liabilities	18		5,855	—
Long-term derivative financial liabilities	28,29		295,876	305,088
Long-term provisions	17		83,573	83,169
Deferred tax liabilities	26		900,222	832,236
Other non-current liabilities	28,29,30		73,573	66,271

			10,585,198	10,896,848

Total Liabilities			17,843,529	17,890,828

Shareholders’ Equity:
Share capital	1,19		30,493	30,493
Capital surplus and others	19,20		(11,618,241)	(11,828,644)
Retained earnings	21		22,727,912	22,799,981
Reserves	22		517,986	387,216

Equity attributable to owners of the Parent Company			11,658,150	11,389,046
Non-controlling interests			794,832	839,353

Total Shareholders’ Equity			12,452,982	12,228,399

Total Liabilities and Shareholders’ Equity		~~W~~	30,296,511	30,119,227

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Income

For the three-month periods ended March 31, 2024 and 2023

(In millions of won, except for earnings per share)	Note	2024 (Unaudited)		2023 (Unaudited)
Operating revenue:	4,30
Revenue		~~W~~	4,474,611	4,372,227

Operating expenses:	30
Labor			660,617	617,570
Commission	6		1,379,580	1,356,230
Depreciation and amortization	4		897,150	900,180
Network interconnection			176,886	172,477
Leased lines			64,320	72,008
Advertising			34,742	43,590
Rent			31,314	38,471
Cost of goods sold	8		330,305	314,191
Others	23		401,208	362,732

			3,976,122	3,877,449

Operating profit:	4		498,489	494,778
Finance income	4,25		60,082	52,208
Finance costs	4,25		(121,164)	(125,138)
Gain relating to investments in associates and joint ventures, net	4,10		4,906	771
Other non-operating income	4,24		8,793	9,334
Other non-operating expenses	4,24		(10,361)	(11,055)

Profit before income tax	4		440,745	420,898
Income tax expense	26		78,805	118,397

Profit for the period		~~W~~	361,940	302,501

Attributable to:
Owners of the Parent Company		~~W~~	352,986	290,506
Non-controlling interests			8,954	11,995
Earnings per share	27
Basic earnings per share (in won)		~~W~~	1,636	1,314
Diluted earnings per share (in won)			1,634	1,314

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Profit for the period		~~W~~	361,940	302,501
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities (assets)	18		(4,630)	(20,466)
Valuation gain on financial assets at fair value through other comprehensive income	22		78,509	54,694
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	10,22		46,577	32,054
Net change in unrealized fair value of derivatives	22		380	(401)
Foreign currency translation differences for foreign operations	22		11,543	10,820

Other comprehensive income for the period, net of taxes			132,379	76,701

Total comprehensive income		~~W~~	494,319	379,202

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	486,986	367,899
Non-controlling interests			7,333	11,303

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2024 and 2023

(In millions of won)		Attributable to owners of the Parent Company						Non- controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2023		~~W~~	30,493	(11,567,117)	22,463,711	391,233	11,318,320	836,876	12,155,196
Total comprehensive income:
Profit for the period			—	—	290,506	—	290,506	11,995	302,501
Other comprehensive income (loss)	10,18,22		—	—	(19,808)	97,201	77,393	(692)	76,701

			—	—	270,698	97,201	367,899	11,303	379,202

Transactions with owners:
Annual dividends			—	—	(180,967)	—	(180,967)	(50,557)	(231,524)
Share option	20		—	(13)	—	—	(13)	—	(13)
Interest on hybrid bonds			—	—	(3,692)	—	(3,692)	—	(3,692)
Transactions of treasury shares	19		—	20,031	—	—	20,031	—	20,031
Changes in ownership in subsidiaries, etc.			—	1,490	—	—	1,490	(3,955)	(2,465)

			—	21,508	(184,659)	—	(163,151)	(54,512)	(217,663)

Balance as of March 31, 2023 (Unaudited)		~~W~~	30,493	(11,545,609)	22,549,750	488,434	11,523,068	793,667	12,316,735

Balance as of January 1, 2024		~~W~~	30,493	(11,828,644)	22,799,981	387,216	11,389,046	839,353	12,228,399
Total comprehensive income:
Profit for the period			—	—	352,986	—	352,986	8,954	361,940
Other comprehensive income (loss)	10,18,22		—	—	3,230	130,770	134,000	(1,621)	132,379

			—	—	356,216	130,770	486,986	7,333	494,319

Transactions with owners:
Annual dividends			—	—	(223,335)	—	(223,335)	(50,927)	(274,262)
Share option	20		—	37	—	—	37	311	348
Interest on hybrid bonds			—	—	(4,950)	—	(4,950)	—	(4,950)
Acquisition and disposal of treasury shares	19,20		—	8,876	—	—	8,876	—	8,876
Retirement of treasury shares	19		—	200,000	(200,000)	—	—	—	—
Changes in ownership in subsidiaries, etc.			—	1,490	—	—	1,490	(1,238)	252

			—	210,403	(428,285)	—	(217,882)	(51,854)	(269,736)

Balance as of March 31, 2024 (Unaudited)		~~W~~	30,493	(11,618,241)	22,727,912	517,986	11,658,150	794,832	12,452,982

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	361,940	302,501
Adjustments for income and expenses	32		1,142,924	1,190,410
Changes in assets and liabilities related to operating activities	32		(303,304)	(371,424)

			1,201,560	1,121,487
Interest received			16,586	11,753
Dividends received			2,340	—
Interest paid			(118,823)	(108,149)
Income tax refund (paid)			17,066	(283)

Net cash provided by operating activities			1,118,729	1,024,808

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	8,710
Collection of short-term loans			33,837	33,119
Proceeds from disposals of long-term investment securities			22,867	56,046
Proceeds from disposals of investments in associates and joint ventures			15,072	—
Proceeds from disposals of property and equipment			2,790	2,927
Proceeds from disposals of intangible assets			1,349	8
Proceeds from disposals of non-current assets held for sale			1,074	930
Collection of long-term loans			204	642
Decrease in deposits			2,027	1,294
Proceeds from settlement of derivatives			230	543

			79,450	104,219
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(58,975)	—
Increase in short-term loans			(34,137)	(39,976)
Increase in long-term loans			(3,556)	(3,060)
Acquisitions of long-term investment securities			(27,594)	(48,248)
Acquisitions of investments in associates and joint ventures			(5,984)	(8,526)
Acquisitions of property and equipment			(576,578)	(776,655)
Acquisitions of intangible assets			(13,945)	(7,335)
Increase in deposits			(2,331)	(3,467)

			(723,100)	(887,267)

Net cash used in investing activities		~~W~~	(643,650)	(783,048)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	627,405	545,320
Transactions with non-controlling shareholders			—	186

Cash outflows for financing activities:			627,405	545,506
Repayments of short-term borrowings, net			—	(130,000)
Repayments of long-term payables – other			(369,150)	(400,245)
Repayments of debentures			(360,000)	(350,000)
Repayments of long-term borrowings			(13,125)	(6,250)
Payments of interest on hybrid bonds			(4,950)	(3,692)
Repayments of lease liabilities			(81,503)	(85,913)
Acquisition of treasury shares			(15,788)	—

			(844,516)	(976,100)

Net cash used in financing activities			(217,111)	(430,594)

Net increase (decrease) in cash and cash equivalents			257,968	(188,834)
Cash and cash equivalents at beginning of the period			1,454,978	1,882,291
Effects of exchange rate changes on cash and cash equivalents			6,043	2,480

Cash and cash equivalents at end of the period		~~W~~	1,718,989	1,695,937

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of March 31, 2024, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	16,374,544	7.62
Institutional investors and other shareholders	126,991,437	59.13
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,909,188	0.89

	214,790,053	100.00

These interim consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”). SK Inc. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The list of consolidated subsidiaries as of March 31, 2024 and December 31, 2023 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2024	Dec. 31, 2023
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	International telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Fixed-line telecommunication services	74.4	74.4
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment	100.0	100.0
	Atlas Investment	Cayman Islands	Investment	100.0	100.0
	SK Telecom Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	SAPEON Inc.	USA	Manufacturing non-memory and other electronic integrated circuits	62.5	62.5
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	USA	Software development and supply business	100.0	100.0
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	Korea	Software development and supply business	100.0	100.0
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	100.0
Others(*2)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the three-month period ended March 31, 2024 is as follows:

(In millions of won)
	As of March 31, 2024				For the three-month period ended March 31, 2024
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	216,706	77,383	139,323	81,472	5,497
SK Broadband Co., Ltd.		6,570,125	3,598,792	2,971,333	1,092,647	54,605
PS&Marketing Corporation		451,015	222,369	228,646	358,174	1,107
SERVICE ACE Co., Ltd.		74,783	48,478	26,305	49,599	1,290
SERVICE TOP Co., Ltd.		64,732	45,676	19,056	44,066	733
SK O&S Co., Ltd.		98,632	57,254	41,378	66,766	(1,025)
Home & Service Co., Ltd.		157,668	104,063	53,605	126,607	893
SK stoa Co., Ltd.		99,559	41,497	58,062	74,078	1,305
SK m&service Co., Ltd.		172,822	107,263	65,559	57,489	61

2)	Condensed financial information of significant consolidated subsidiaries as of December 31, 2023 and for the three-month period ended March 31, 2023 is as follows:

(In millions of won)
	As of December 31, 2023				For the three-month period ended March 31, 2023
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	213,920	65,049	148,871	76,842	7,146
SK Broadband Co., Ltd.		6,442,611	3,323,156	3,119,455	1,062,604	50,210
PS&Marketing Corporation		451,549	224,042	227,507	337,649	3,278
SERVICE ACE Co., Ltd.		83,395	54,888	28,507	51,819	1,772
SERVICE TOP Co., Ltd.		71,196	47,641	23,555	47,496	1,011
SK O&S Co., Ltd.		140,942	98,346	42,596	66,799	719
Home & Service Co., Ltd.		165,667	112,025	53,642	122,965	1,555
SK stoa Co., Ltd.		94,041	37,253	56,788	76,682	246
SK m&service Co., Ltd.		153,660	88,195	65,465	65,027	1,385

(4)	Changes in subsidiaries

There was no subsidiary newly included or excluded in the interim consolidated financial statements for the three-month period ended March 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

1.	Reporting Entity, Continued

(5)	The financial information of material non-controlling interests of the Group as of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.5

	As of March 31, 2024
Current assets	~~W~~	1,591,241
Non-current assets		5,128,875
Current liabilities		(1,493,321)
Non-current liabilities		(2,174,220)
Net assets		3,052,575
Carrying amount of non-controlling interests		779,820

	For the three-month period ended March 31, 2024
Revenue	~~W~~	1,089,993
Profit for the period		51,981
Total comprehensive income		48,815
Profit attributable to non-controlling interests		13,887
Net cash provided by operating activities	~~W~~	257,026
Net cash used in investing activities		(260,417)
Net cash provided by financing activities		32,402
Effects of exchange rate changes on cash and cash equivalents		368
Net increase in cash and cash equivalents		29,379
Dividends paid to non-controlling interests for the three-month period ended March 31, 2024	~~W~~	—

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of material non-controlling interests of the Group as of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023 are as follows, Continued:

(In millions of won)
	SK Broadband Co., Ltd.(*)
Ownership of non-controlling interests (%)		25.4

	As of December 31, 2023
Current assets	~~W~~	1,388,965
Non-current assets		5,214,315
Current liabilities		(1,388,317)
Non-current liabilities		(1,988,989)
Net assets		3,225,974
Carrying amount of non-controlling interests		819,592

	For the three-month period ended March 31, 2023
Revenue	~~W~~	1,061,451
Profit for the period		50,560
Total comprehensive income		43,365
Profit attributable to non-controlling interests		12,345
Net cash provided by operating activities	~~W~~	317,168
Net cash used in investing activities		(122,113)
Net cash provided by financing activities		89,025
Effects of exchange rate changes on cash and cash equivalents		(198)
Net increase in cash and cash equivalents		283,882
Dividends paid to non-controlling interests for the three-month period ended March 31, 2023	~~W~~	—

(*)	The above condensed financial information is the consolidated financial information of the subsidiary and reflects fair value adjustments as a result of the business combination.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s KIFRS annual financial statements. These interim consolidated financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2023. The accompanying interim consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2023.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

The Group’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 29.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

3.	Material Accounting Policies

The material accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2023, except for the adoption of new and revised KIFRS applied from January 1, 2024, which are summarized below. The Group has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2024, initially, but these amended standards are not expected to have a material impact on the Group’s interim consolidated financial statements.

•	Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants (Amendments to KIFRS 1001)

•	Disclosures of Information on Supplier Finance Arrangements (Amendments to KIFRS 1007 and KIFRS 1107)

•	Lease Liability in a Sale and Leaseback (Amendments to KIFRS 1116)

•	Disclosures of Virtual Assets (Amendments to KIFRS 1001)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2024
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,707,285	1,304,133	145,312	5,156,730	(682,119)	4,474,611
Inter-segment revenue		368,447	300,439	13,233	682,119	(682,119)	—
External revenue		3,338,838	1,003,694	132,079	4,474,611	—	4,474,611
Depreciation and amortization		678,139	243,230	6,491	927,860	(30,710)	897,150
Operating profit (loss)		438,854	84,825	(15,365)	508,314	(9,825)	498,489
Finance income and costs, net							(61,082)
Gain relating to investments in associates and joint ventures, net							4,906
Other non-operating income and expense, net							(1,568)
Profit before income tax							440,745

(In millions of won)
	For the three-month period ended March 31, 2023
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,621,018	1,265,360	154,288	5,040,666	(668,439)	4,372,227
Inter-segment revenue		371,100	287,103	10,236	668,439	(668,439)	—
External revenue		3,249,918	978,257	144,052	4,372,227	—	4,372,227
Depreciation and amortization		682,310	242,746	6,147	931,203	(31,023)	900,180
Operating profit (loss)		422,814	81,977	(8,285)	496,506	(1,728)	494,778
Finance income and costs, net							(72,930)
Gain relating to investments in associates and joint ventures, net							771
Other non-operating income and expense, net							(1,721)
Profit before income tax							420,898

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

4.	Operating Segments, Continued

(1)	Segment information for the three-month periods ended March 31, 2024 and 2023 are as follows, Continued:

The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the three-month period ended March 31, 2024 and for the year ended December 31, 2023.

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the three-month period ended
		March 31, 2024		March 31, 2023
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	277,843	241,906
Fixed-line telecommunication revenue	Goods and others		17,964	23,394
Other revenue	Others(*2)		111,039	118,120

			406,846	383,420

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		2,599,167	2,571,077
	Cellular interconnection		109,391	112,562
	Other(*4)		352,437	324,373
Fixed-line telecommunication revenue	Fixed-line service		35,776	33,419
	Cellular interconnection		5,125	4,702
	Internet Protocol Television(*5)		457,417	455,087
	International calls		50,635	47,922
	Internet service and miscellaneous(*6)		436,777	413,732
Other revenue	Miscellaneous(*2)		21,040	25,933

			4,067,765	3,988,807

		~~W~~	4,474,611	4,372,227

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.

(*2)	Miscellaneous other revenue includes revenue from considerations received for the data broadcasting channel use for product sales-type and sales of goods through data broadcasting.

(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,299,711	(256,017)	2,043,694
Short-term loans		80,895	(717)	80,178
Accounts receivable – other(*)		454,793	(32,862)	421,931
Accrued income		3,760	—	3,760
Guarantee deposits (Other current assets)		116,663	—	116,663

		2,955,822	(289,596)	2,666,226
Non-current assets:
Long-term loans		73,212	(41,392)	31,820
Long-term accounts receivable – other(*)		318,943	(1,878)	317,065
Guarantee deposits		166,533	(300)	166,233
Long-term accounts receivable – trade (Other non-current assets)		12,396	(3)	12,393

		571,084	(43,573)	527,511

	~~W~~	3,526,906	(333,169)	3,193,737

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2024 include ~~W~~287,313 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,221,266	(242,734)	1,978,532
Short-term loans		78,824	(695)	78,129
Accounts receivable – other(*)		375,748	(31,398)	344,350
Accrued income		4,295	—	4,295
Guarantee deposits (Other current assets)		129,357	—	129,357

		2,809,490	(274,827)	2,534,663
Non-current assets:
Long-term loans		71,847	(41,392)	30,455
Long-term accounts receivable – other(*)		314,409	(1,878)	312,531
Guarantee deposits		157,163	(300)	156,863
Long-term accounts receivable – trade (Other non-current assets)		12,320	(3)	12,317

		555,739	(43,573)	512,166

	~~W~~	3,365,229	(318,400)	3,046,829

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2023 include ~~W~~273,945 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)
	January 1, 2024		Impairment	Write-offs(*)	Collection of receivables previously written-off	March 31, 2024
Accounts receivable – trade	~~W~~	242,737	13,571	(2,655)	2,367	256,020
Accounts receivable – other, etc.		75,663	1,378	(186)	294	77,149

	~~W~~	318,400	14,949	(2,841)	2,661	333,169

(In millions of won)
	January 1, 2023		Impairment	Write-offs(*)	Collection of receivables previously written-off	March 31, 2023
Accounts receivable – trade	~~W~~	234,923	9,417	(1,913)	2,654	245,081
Accounts receivable – other, etc.		90,079	1,837	(77)	453	92,292

	~~W~~	325,002	11,254	(1,990)	3,107	337,373

(*)	The Group writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)
	March 31, 2024		December 31, 2023
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,889,292	1,882,296
Others		98,599	71,473

	~~W~~	1,987,891	1,953,769

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	1,029,088	1,022,813
Others		67,349	63,294

	~~W~~	1,096,437	1,086,107

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized as an asset for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Amortization and impairment losses recognized	~~W~~	619,397	626,247

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)
	March 31, 2024		December 31, 2023
Contract assets:
Allocation of consideration between performance obligations	~~W~~	125,908	129,771
Contract liabilities:
Wireless service contracts		20,182	19,149
Customer loyalty programs		5,920	7,164
Fixed-line service contracts		153,984	146,106
Others		47,562	40,074

	~~W~~	227,648	212,493

(2)

The amount of revenue recognized for the three-month periods ended March 31, 2024 and 2023 related to the contract liabilities carried forward from the prior periods are ~~W~~31,905 million and ~~W~~36,625 million, respectively.

8.	Inventories

(1)	Details of inventories as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)
	March 31, 2024				December 31, 2023
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	198,193	(8,084)	190,109	174,255	(7,641)	166,614
Supplies		19,524	—	19,524	13,195	—	13,195
Raw Materials		1,186	(488)	698	—	—	—

	~~W~~	218,903	(8,572)	210,331	187,450	(7,641)	179,809

(2)

Inventories recognized as operating expenses for the three-month periods ended March 31, 2024 and 2023 are ~~W~~329,728 million and ~~W~~314,191 million, respectively, which are included in cost of goods sold. In addition, valuation losses on inventories which are included in the cost of goods sold and other operating expenses amount to ~~W~~443 million and ~~W~~2,605 million for the three-month periods ended March 31, 2024 and 2023, respectively. Write-down included in other operating expenses for the three-month period ended March 31, 2024 is ~~W~~34 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

9.	Long-Term Investment Securities

Details of long-term investment securities as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)
	Category		March 31, 2024		December 31, 2023
Equity instruments	FVOCI	(*)	~~W~~	1,661,048	1,398,734
	FVTPL			8	8

				1,661,056	1,398,742
Debt instruments	FVTPL			142,531	280,642

				142,531	280,642

			~~W~~	1,803,587	1,679,384

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of March 31, 2024 and December 31, 2023 are ~~W~~1,661,048 million and ~~W~~1,398,734 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)		March 31, 2024			December 31, 2023
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	926,909	27.3	~~W~~	896,990
Korea IT Fund(*1)	Korea	63.3		336,484	63.3		336,404
UniSK	China	49.0		23,214	49.0		22,285
SK Technology Innovation Company	Cayman Islands	49.0		72,217	49.0		70,409
SK MENA Investment B.V.	Netherlands	32.1		15,059	32.1		14,872
SK Latin America Investment S.A.	Spain	32.1		13,854	32.1		14,607
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		368,457	20.0		355,282
Citadel Pacific Telecom Holdings, LLC(*2)	USA	15.0		49,518	15.0		45,901
SM Culture & Contents Co., Ltd.(*3)	Korea	22.8		39,158	22.8		41,578
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		14,733	27.3		14,344
Home Choice Corp.(*2)	Korea	17.8		3,221	17.8		3,215
Konan Technology Inc.	Korea	20.7		5,161	20.7		6,349
CMES Inc.(*2,4)	Korea	8.4		5,488	7.7		900
SK telecom Japan Inc.	Japan	33.0		1,239	33.0		1,239
12CM JAPAN and others(*2,5,6,7)	—	—		87,178	—		81,142

			~~W~~	1,961,890		~~W~~	1,905,517

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*8)	Korea	48.2		9,444	48.2		9,495

				9,444			9,495

			~~W~~	1,971,334		~~W~~	1,915,012

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2024 and December 31, 2023 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.

(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*3)	The Group recognized an impairment loss of ~~W~~18,755 million as the recoverable amount was assessed to be less than the carrying amount for the year ended December 31, 2023.

(*4)

The Group additionally acquired ~~W~~8,984 million of shares by exercising the conversion right of the redeemable convertible preference shares, and disposed of a portion of shares for ~~W~~14,872 million in cash, from which it recognized ~~W~~10,476 million of gain on disposal of such investments in associates for the three-month period ended March 31, 2024. The ownership interest of the Group increased from 7.7% to 8.4% due to the acquisition and disposal of shares.

(*5)

The Group additionally contributed ~~W~~5,878 million to SK AMERICAS Inc. (formerly, SK USA, Inc.) for the three-month period ended March 31, 2024, and the ownership interest of the Group has decreased from 49.0% to 20.0% due to the paid-in capital increase through disproportionate allotment of shares.

(*6)	The Group disposed of a portion of shares in Start-up Win-Win Fund for ~~W~~200 million in cash for the three-month period ended March 31, 2024.

(*7)	The Group additionally contributed ~~W~~106 million of investments in SK VENTURE CAPITAL, LLC in cash for the three-month period ended March 31, 2024, but there is no change in the ownership interest.

(*8)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	The market value of investments in listed associates as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	March 31, 2024				December 31, 2023
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,784	22,033,898	39,308	1,887	22,033,898	41,578
Konan Technology Inc.		27,700	2,359,160	65,349	32,600	2,359,160	76,909

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of material associates as of March 31, 2024 and December 31, 2023 and for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)
	As of March 31, 2024
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	129,452	1,371,437	368,229
Non-current assets		401,839	2,036,158	3,016,795
Current liabilities		—	47,413	534,345
Non-current liabilities		—	263,196	13,867

	For the three-month period ended March 31, 2024
Revenue	~~W~~	—	14,711	57
Profit (loss) for the period		127	13,909	(9,956)
Other comprehensive income (loss)		—	(6,037)	(2,809)
Total comprehensive income (loss)		127	7,872	(12,765)

(In millions of won)
	As of December 31, 2023
	Korea IT Fund		SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.
Current assets	~~W~~	128,344	1,350,607	213,522
Non-current assets		402,819	1,987,252	3,034,553
Current liabilities		—	99,083	502,728
Non-current liabilities		—	252,100	13,586

	For the three-month period ended March 31, 2023
Revenue	~~W~~	—	17,334	68
Profit (loss) for the period		160	6,850	(8,292)
Other comprehensive income (loss)		—	(17,807)	529
Total comprehensive income (loss)		160	(10,957)	(7,763)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of material associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)
	March 31, 2024
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	531,291	63.3	336,484	—	336,484
SK China Company Ltd.		3,096,986	27.3	844,586	82,323	926,909
SK South East Asia Investment Pte. Ltd.(*)		1,842,286	20.0	368,457	—	368,457

(In millions of won)
	December 31, 2023
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Korea IT Fund	~~W~~	531,163	63.3	336,404	—	336,404
SK China Company Ltd.		2,986,676	27.3	814,503	82,487	896,990
SK South East Asia Investment Pte. Ltd.(*)		1,776,411	20.0	355,282	—	355,282

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(5)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended March 31, 2024
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income	Other changes	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	896,990	—	(1,701)	31,620	—	926,909
Korea IT Fund		336,404	—	80	—	—	336,484
UniSK		22,285	—	104	825	—	23,214
SK Technology Innovation Company		70,409	—	(1,307)	3,115	—	72,217
SK MENA Investment B.V.		14,872	—	(457)	644	—	15,059
SK Latin America Investment S.A.		14,607	—	(1,010)	257	—	13,854
SK South East Asia Investment Pte. Ltd.		355,282	—	(1,928)	15,103	—	368,457
Citadel Pacific Telecom Holdings, LLC		45,901	—	178	3,439	—	49,518
SM Culture & Contents Co., Ltd.		41,578	—	(2,262)	(158)	—	39,158
Nam Incheon Broadcasting Co., Ltd.(*1)		14,344	—	525	—	(136)	14,733
Home Choice Corp.		3,215	—	6	—	—	3,221
Konan Technology Inc.		6,349	—	(1,188)	—	—	5,161
CMES Inc.		900	(4,396)	—	—	8,984	5,488
SK telecom Japan Inc.		1,239	—	—	—	—	1,239
12CM JAPAN and others(*1,2)		81,142	5,617	336	483	(400)	87,178

		1,905,517	1,221	(8,624)	55,328	8,448	1,961,890
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		9,495	—	(51)	—	—	9,444

		9,495	—	(51)	—	—	9,444

	~~W~~	1,915,012	1,221	(8,675)	55,328	8,448	1,971,334

(*1)	Dividends received from the associates are deducted from the carrying amount for the three-month period ended March 31, 2024.
(*2)

The acquisition for the three-month period ended March 31, 2024 includes ~~W~~5,878 million of investments in SK AMERICAS Inc. (formerly, SK USA, Inc.) and ~~W~~106 million of investment in SK VENTURE CAPITAL, LLC. The disposal for the three-month period ended March 31, 2024 includes a portion of shares in SK AMERICAS Inc. (formerly, SK USA, Inc.) for ~~W~~167 million and a portion of Start-up Win-Win Fund for ~~W~~200 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2024 and 2023 are as follows, Continued:

(In millions of won)	For the three-month period ended March 31, 2023
	Beginning balance		Acquisition and disposal	Share of profit (loss)	Other compre- hensive income	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	879,527	—	4,851	20,343	904,721
Korea IT Fund		324,860	—	(2,064)	—	322,796
UniSK		20,839	—	(35)	882	21,686
SK Technology Innovation Company		69,375	—	(2,038)	1,953	69,290
SK MENA Investment B.V.		14,296	—	(400)	395	14,291
SK Latin America Investment S.A.		11,961	—	993	646	13,600
SK South East Asia Investment Pte. Ltd.		357,537	—	302	9,655	367,494
Citadel Pacific Telecom Holdings, LLC (Formerly, Pacific Telecom Inc.)		48,542	—	814	1,006	50,362
SM Culture & Contents Co., Ltd.		59,611	—	605	91	60,307
Nam Incheon Broadcasting Co., Ltd.		13,575	—	213	—	13,788
Home Choice Corp.		4,456	—	(1,291)	—	3,165
Konan Technology Inc.		8,366	—	(685)	—	7,681
CMES Inc.		900	—	—	—	900
Telecom Daean Evaluation Jun B Corporation Co., Ltd. (Formerly, Telecom Daean Evaluation Co., Ltd. (tentative))		—	6,500	—	—	6,500
12CM JAPAN and others		69,734	26	(441)	483	69,802

		1,883,579	6,526	824	35,454	1,926,383
Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund		5,710	2,000	(53)	—	7,657

		5,710	2,000	(53)	—	7,657

	~~W~~	1,889,289	8,526	771	35,454	1,934,040

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

10.	Investments in Associates and Joint Ventures, Continued

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of March 31, 2024 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the three-month period ended March 31, 2024		Cumulative loss	For the three-month period ended March 31, 2024	Cumulative loss
Invites Genomics Co., Ltd.	~~W~~	7,695	15,540	(151)	1,028
Daehan Kanggun BcN Co., Ltd. and others		—	5,187	—	(124)

	~~W~~	7,695	20,727	(151)	904

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

11.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	1,248,200	7	(192)	3,844	—	1,251,859
Buildings		773,392	36	(213)	21,685	(14,116)	780,784
Structures		234,879	249	(74)	4,073	(9,742)	229,385
Machinery		7,890,654	57,115	(695)	346,561	(573,618)	7,720,017
Others		485,157	112,463	(996)	(73,392)	(21,800)	501,432
Right-of-use assets		1,611,951	97,198	(27,193)	(9,333)	(99,580)	1,573,043
Construction in progress		761,963	154,652	—	(351,772)	—	564,843

	~~W~~	13,006,196	421,720	(29,363)	(58,334)	(718,856)	12,621,363

(In millions of won)
	For the three-month period ended March 31, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	1,005,857	3	(287)	54,161	—	1,059,734
Buildings		785,225	7	(5)	(2,501)	(13,439)	769,287
Structures		265,656	—	(2)	2,267	(9,648)	258,273
Machinery		7,912,900	53,798	(1,034)	469,504	(574,022)	7,861,146
Others		497,394	69,869	(147)	(121,299)	(22,386)	423,431
Right-of-use assets		1,786,129	111,050	(26,272)	(9,521)	(101,204)	1,760,182
Construction in progress		1,069,331	73,936	—	(453,863)	—	689,404

	~~W~~	13,322,492	308,663	(27,747)	(61,252)	(720,699)	12,821,457

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

12.	Investment Property

(1)	Changes in investment property for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	14,199	(589)	—	13,610
Buildings		10,242	30	(143)	10,129
Right-of-use assets		10,371	214	(476)	10,109

	~~W~~	34,812	(345)	(619)	33,848

(In millions of won)
	For the three-month period ended March 31, 2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,115	10,673	—	16,788
Buildings		6,884	6,323	(350)	12,857
Right-of-use assets		12,138	499	(524)	12,113

	~~W~~	25,137	17,495	(874)	41,758

(2)	The Group recognized lease income of ~~W~~1,700 million and ~~W~~2,111 million from investment property for the three-month periods ended March 31, 2024 and 2023, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

13.	Leases

(1)	Details of the right-of-use assets as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)
	March 31, 2024		December 31, 2023
Right-of-use assets:
Land, buildings and structures	~~W~~	1,327,784	1,376,721
Others		245,259	235,230

	~~W~~	1,573,043	1,611,951

(2)	Details of amounts recognized in the interim consolidated statements of income for the three-month periods ended March 31, 2024 and 2023 as a lessee are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2024		March 31, 2023
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	83,343	86,428
Others(*)		16,237	14,776

	~~W~~	99,580	101,204

Interest expense on lease liabilities	~~W~~	11,634	11,550

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Group recognized are immaterial.

(3)	The total cash outflows due to lease payments for the three-month periods ended March 31, 2024 and 2023 amounted to ~~W~~100,591 million and ~~W~~102,853 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

14.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(117,765)	1,488,841
Land usage rights		587	60	(5)	—	(126)	516
Industrial rights		46,154	1,751	(172)	—	(1,201)	46,532
Development costs		49	—	—	—	(7)	42
Facility usage rights		14,313	377	—	355	(779)	14,266
Customer relations		273,150	—	—	—	(6,759)	266,391
Club memberships(*1)		97,186	986	(816)	—	—	97,356
Other(*2)		823,092	9,826	—	48,931	(85,411)	796,438

	~~W~~	2,861,137	13,000	(993)	49,286	(212,048)	2,710,382

(In millions of won)
	For the three-month period ended March 31, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(120,625)	—	1,961,807
Land usage rights		1,224	—	—	—	(280)	—	944
Industrial rights		51,792	624	—	—	(1,062)	—	51,354
Development costs		284	—	—	—	(121)	—	163
Facility usage rights		14,997	691	—	52	(941)	—	14,799
Customer relations		300,181	—	—	—	(6,758)	—	293,423
Club memberships(*1)		91,971	1,389	(9)	65	—	—	93,416
Other(*2)		782,029	5,102	(8)	42,479	(83,019)	(64)	746,519

	~~W~~	3,324,910	7,806	(17)	42,596	(212,806)	(64)	3,162,425

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

14.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of March 31, 2024 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	98,810	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		282,088	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		333,895	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		212,004	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		562,044	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,488,841

15.	Borrowings and Debentures

(1)	Changes in long-term borrowings for the three-month period ended March 31, 2024 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	402,500
Non-current					315,578

As of January 1, 2024					718,078

Repayments of long-term borrowings:
	Nonghyup Bank(*1)	MOR + 1.36	Feb. 19, 2024		(10,000)
	Korea Development Bank(*2)	1.87	Feb. 10, 2026		(3,125)

					(13,125)

Other changes(*3)					7
Current(*4)					592,500
Non-current(*4)					112,460

As of March 31, 2024				~~W~~	704,960

(*1)	6M MOR rates are 3.64% and 3.85% as of March 31, 2024 and December 31, 2023, respectively.
(*2)	The long-term borrowings are to be repaid by installments on an annual basis from 2022 to 2026.
(*3)	Other changes include the effects on changes in present value discount for the three-month period ended March 31, 2024.
(*4)	~~W~~203,125 million were reclassified from non-current to current for the three-month period ended March 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

15.	Borrowings and Debentures, Continued

(2)	Changes in debentures for the three-month period ended March 31, 2024 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,220,000	1,219,344
Non-current					7,131,291	7,106,299

As of January 1, 2024					8,351,291	8,325,643
Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.72	Feb. 22, 2027		180,000	179,233
Unsecured corporate bonds	Refinancing fund	3.73	Feb. 22, 2029		110,000	109,536
Unsecured corporate bonds	Refinancing fund	3.92	Feb. 22, 2034		110,000	109,535
Unsecured corporate bonds(*1)	Refinancing fund	3.89	Jan. 22, 2027		170,000	169,341
Unsecured corporate bonds(*1)	Refinancing fund	3.93	Jan. 22, 2029		60,000	59,760

					630,000	627,405

Debentures repaid:
Unsecured corporate bonds	Operating fund	2.09	Mar. 6, 2024		(120,000)	(120,000)
Unsecured corporate bonds	Refinancing fund	1.17	Jan. 15, 2024		(80,000)	(80,000)
Unsecured corporate bonds(*1)	Refinancing fund	2.09	Mar. 26, 2024		(160,000)	(160,000)

					(360,000)	(360,000)

Other changes(*2)					60,155	64,118
Current(*3)					1,354,646	1,353,648
Non-current(*3)					7,326,800	7,303,518

As of March 31, 2024				~~W~~	8,681,446	8,657,166

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the three-month period ended March 31, 2024.
(*3)	~~W~~494,053 million were reclassified from non-current to current for the three-month period ended March 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

16.	Long-Term Payables – Other

(1)	As of March 31, 2024 and December 31, 2023, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	March 31, 2024		December 31, 2023
Long-term payables - other	~~W~~	921,075	1,290,225
Present value discount on long-term payables – other		(24,666)	(29,772)
Current installments of long-term payables – other		(363,002)	(367,770)

Carrying amount at period end	~~W~~	533,407	892,683

(2)

The sum of portions repaid among the principal of long-term payables – other for the three-month periods ended March 31, 2024 and 2023 amounts to ~~W~~369,150 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of March 31, 2024 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	369,150
1~3 years		460,538
3~5 years		91,387

	~~W~~	921,075

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

17.	Provisions

Changes in provisions for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2024							As of March 31, 2024
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	120,024	2,103	(699)	(225)	1	121,204	37,631	83,573
Emission allowance		1,182	461	—	(37)	—	1,606	1,606	—
Other provisions		218	—	—	(218)	—	—	—	—

	~~W~~	121,424	2,564	(699)	(480)	1	122,810	39,237	83,573

(In millions of won)
	For the three-month period ended March 31, 2023							As of March 31, 2023
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for restoration	~~W~~	115,089	4,063	(397)	(139)	22	118,638	36,309	82,329
Emission allowance		2,186	638	—	—	—	2,824	2,824	—
Other provisions		1,823	—	(172)	(7)	14	1,658	507	1,151

	~~W~~	119,098	4,701	(569)	(146)	36	123,120	39,640	83,480

18.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)
	March 31, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,148,646	1,121,679
Fair value of plan assets		(1,270,026)	(1,292,416)

Defined benefit assets(*)		(127,235)	(170,737)

Defined benefit liabilities		5,855	—

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of the Group entities with defined benefit assets of other Group entities, defined benefit assets of the Group entities have been separately presented from defined benefit liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

18.	Defined Benefit Liabilities (Assets), Continued

(2)	Changes in present value of defined benefit obligations for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Beginning balance	~~W~~	1,121,679	1,038,320
Current service cost		33,305	33,061
Interest cost		11,686	12,511
Remeasurement - Demographic assumption		—	—
- Financial assumption		(553)	1,559
- Adjustment based on experience		7,092	23,702
Benefit paid		(32,453)	(28,441)
Others		7,890	3,883

Ending balance	~~W~~	1,148,646	1,084,595

(3)	Changes in fair value of plan assets for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Beginning balance	~~W~~	1,292,416	1,214,007
Interest income		13,579	15,091
Remeasurement		379	(966)
Contributions		10,000	10,000
Benefit paid		(47,681)	(37,042)
Others		1,333	(1,593)

Ending balance	~~W~~	1,270,026	1,199,497

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Current service cost	~~W~~	33,305	33,061
Net interest income		(1,893)	(2,580)

	~~W~~	31,412	30,481

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

19.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists of shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of share capital and capital surplus and others as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	March 31, 2024		December 31, 2023
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	218,833,144
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares(*1)		(93,229)	(301,981)
Hybrid bonds(*2)		398,509	398,509
Share option(Note 20)		10,067	9,818
Others(*3)		(13,704,588)	(13,705,990)

	~~W~~	(11,618,241)	(11,828,644)

(*1)

The Parent Company retired 4,043,091 treasury shares with reduction of its unappropriated retained earnings, and accordingly, the Parent Company’s shares issued have decreased without a change in share capital for the three-month period ended March 31, 2024. Also, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation, and as a result, the Parent Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Parent Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(*3)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

19.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the three-month periods ended March 31, 2024 and 2023, and details of shares outstanding as of March 31, 2024 and 2023 are as follows:

(In shares)	March 31, 2024			March 31, 2023
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,909,188	212,880,865	218,833,144	367,003	218,466,141

(3)	Details of treasury shares as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	March 31, 2024		December 31, 2023
Number of shares(*)		1,909,188	6,133,414
Acquisition cost	~~W~~	93,229	301,981

(*)

The Parent Company distributed 498,135 treasury shares (~~W~~24,540 million for acquisition costs) as bonus payment to its employees, resulting in a gain on disposal of treasury shares of ~~W~~168 million for the three-month period ended March 31, 2024. Also, the Parent Company acquired 317,000 of its treasury shares for ~~W~~15,788 for the purpose of increasing shareholders’ value through the stabilization of its stock price for the three-month period ended March 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement

20.1 Share-based payment arrangement of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

Series
	5	6	7-1	7-2
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	376,313	83,148	295,275	109,704
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023	Mar. 26, 2023	Mar. 26, 2025	Mar. 26, 2024
	~	~	~	~
	Mar. 26, 2027	Mar. 25, 2026	Mar. 25, 2029	Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

For the three-month period ended March 31, 2024, the entire amount of remaining unvested cash settlement options granted in the 4th and some portions of cash settlement options granted in the 3rd and 6th were exercised, and the entire amount of remaining unvested cash settlement options granted in the 1-3rd and 3rd were fully forfeited.

2)	Cash-settled share-based payment arrangement

Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Grant date	January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	338,525
Exercise price (in won)	56,860
Exercise period	Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. and SK Square Co., Ltd. granted in 2021 were fully exercised for the three-month period ended March 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Parent Company newly established Performance Share Units (“PSU”) for executives of the Parent Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.
Grant date	March 28, 2023
Types of shares to be issued	Registered common shares of the Parent Company
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280
Reference index (KOSPI200)	315
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the three-month period ended March 31, 2024 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2023	~~W~~	157,750
For the three-month period ended March 31, 2024		1,274
In subsequent periods		—

	~~W~~	159,024

The liabilities recognized by the Parent Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~6,734 million and ~~W~~5,530 million, respectively, which are included in accrued expenses as of March 31, 2024 and December 31, 2023.

As of March 31, 2024 and December 31, 2023, the carrying amounts of liabilities recognized by the Parent Company in relation to the cash-settled share-based payment arrangement are ~~W~~367 million and ~~W~~1,133 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at remeasurement date, and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2
Risk-free interest rate	3.33%	3.33%	3.33%	3.33%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	52,500	52,500	52,500	52,500
Expected volatility	15.20%	15.20%	15.20%	15.20%
Expected dividends yield	6.30%	6.30%	6.30%	6.30%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	14,048	4,206	2,807	2,276

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement, Continued

20.1	Share-based payment arrangement of the Parent Company, Continued:

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at remeasurement date, and the inputs used in the model are as follows:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.37%
Estimated option’s life	3.25 years
Share price on the remeasurement date	52,500
Expected volatility	15.20%
Expected dividends yield	6.30%
Exercise price	56,860
Per-share fair value of the option	1,084

3)	Equity-settled share-based payment arrangement

(In won)
PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%
Estimated option’s life	3 years
Share price on the expected grant date	48,500
Expected volatility	18.67%
Expected dividends yield	4.90%
Per-share fair value of the option	27,525

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

20.	Share-based payment arrangement, Continued

20.2	Share-based payment arrangement by SAPEON Inc., a subsidiary of the Parent Company

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

Series
	1-1	1-2	2
Grant date	February 28, 2023		November 13, 2023
Types of shares to be issued	Registered common shares of SAPEON Inc.
Grant method	Issuance of shares
Number of shares (in share)	14,400	35,100	6,150
Exercise price (in U.S. dollars)		100.0
Exercise period(*)	Jan. 4, 2024	Apr. 1, 2024	Feb. 1, 2025
	~	~	~
	Jan. 4, 2032	Apr. 1, 2032	Feb. 1, 2033
Vesting conditions	2 years’ service from the commencement date, 50% 3 years’ service from the commencement date, 25% 4 years’ service from the commencement date, 25%

(*)	The exercise periods vary as vesting periods for each share-based payment arrangement are different. The exercise period was disclosed based on the vesting period with the highest number of grants.

(2)

Share compensation expense for share-based payment arrangements for the three-month period ended March 31, 2024 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2023	~~W~~	2,555
For the three-month period ended March 31, 2024		311
In subsequent periods		970

	~~W~~	3,836

(3)

SAPEON Inc., a subsidiary of the Parent Company, used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In U.S. dollars)	Series
	1-1	1-2	2
Risk-free interest rate	4.18%	4.16%	4.67%
Estimated option’s life	5.18 years	5.42 years	5.55 years
Underlying share price	107.8	107.8	118.1
Expected volatility	43.50%	43.00%	43.00%
Expected dividends yield	0.00%	0.00%	0.00%
Exercise price	100.0	100.0	100.0
Per-share fair value of the option	50.7	51.4	61.4

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

21.	Retained Earnings

Retained earnings as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)
	March 31, 2024		December 31, 2023
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,981,138	9,831,138
Reserve for technology development		4,715,300	4,565,300

		14,696,438	14,396,438
Unappropriated		8,009,154	8,381,223

	~~W~~	22,727,912	22,799,981

22.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)
	March 31, 2024		December 31, 2023
Valuation gain on FVOCI	~~W~~	248,234	176,208
Other comprehensive income of investments in associates and joint ventures		229,279	182,702
Valuation loss on derivatives		(1,685)	(1,488)
Foreign currency translation differences for foreign operations		42,158	29,794

	~~W~~	517,986	387,216

(2)	Changes in reserves for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Other comprehensive income of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2023	~~W~~	173,281	173,477	14,463	30,012	391,233
Changes, net of taxes		55,141	32,054	80	9,926	97,201
Balance as of March 31, 2023	~~W~~	228,422	205,531	14,543	39,938	488,434
Balance as of January 1, 2024	~~W~~	176,208	182,702	(1,488)	29,794	387,216
Changes, net of taxes		72,026	46,577	(197)	12,364	130,770

Balance as of March 31, 2024	~~W~~	248,234	229,279	(1,685)	42,158	517,986

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

23.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Communication	~~W~~	8,272	7,950
Utilities		134,789	117,829
Taxes and dues		9,630	7,351
Repair		104,103	99,183
Research and development		88,928	73,580
Training		7,350	8,941
Bad debt for accounts receivable – trade		13,571	9,417
Travel		5,711	5,846
Supplies and others		28,854	32,635

	~~W~~	401,208	362,732

24.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	4,108	5,929
Others		4,685	3,405

	~~W~~	8,793	9,334

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	—	64
Loss on disposal of property and equipment and intangible assets		1,899	1,245
Donations		4,629	4,775
Bad debt for accounts receivable – other		1,378	1,837
Others		2,455	3,134

	~~W~~	10,361	11,055

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

25.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended December 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Finance Income:
Interest income	~~W~~	18,819	12,998
Dividends		17,261	23,646
Gain on foreign currency transactions		4,044	5,574
Gain on foreign currency translations		2,573	1,759
Gain relating to financial instruments at FVTPL		17,385	8,231

	~~W~~	60,082	52,208

Finance Costs:
Interest expenses	~~W~~	105,032	93,070
Loss on sale of accounts receivable – other		11,676	24,078
Loss on foreign currency transactions		2,467	4,804
Loss on foreign currency translations		1,860	1,244
Loss relating to financial instruments at FVTPL		129	1,942

	~~W~~	121,164	125,138

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Interest income on cash equivalents and financial instruments	~~W~~	11,669	5,302
Interest income on loans and others		7,150	7,696

	~~W~~	18,819	12,998

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

25.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Interest expense on borrowings	~~W~~	9,207	7,977
Interest expense on debentures		69,405	58,031
Others		26,420	27,062

	~~W~~	105,032	93,070

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Accounts receivable – trade	~~W~~	13,571	9,417
Other receivables		1,378	1,837

	~~W~~	14,949	11,254

26.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

27.	Earnings per Share

Earnings per share is calculated to profit attributable to owners of the Parent Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)	For the three-month period ended
	March 31, 2024		March 31, 2023
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	352,986	290,506
Interest on hybrid bonds		(4,950)	(3,692)

Profit attributable to owners of the Parent Company on common shares		348,036	286,814
Weighted average number of common shares outstanding		212,734,373	218,256,135

Basic earnings per share (in won)	~~W~~	1,636	1,314

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2024 and 2023 are calculated as follows:

(In shares)	For the three-month period ended March 31, 2024
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2024	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(310,220)
Disposal of treasury shares	498,135	344,863

	212,880,865	212,734,373

(In shares)	For the three-month period ended March 31, 2023
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2023	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)
Disposal of treasury shares	434,088	224,082

	218,466,141	218,256,135

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

27.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month periods ended March 31, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)	For the three-month period ended
	March 31, 2024		March 31, 2023
Profit attributable to owners of the Parent Company on common shares	~~W~~	348,036	286,814

Adjusted weighted average number of common shares outstanding		213,008,960	218,323,020

Diluted earnings per share (in won)	~~W~~	1,634	1,314

2)	The adjusted weighted average number of common shares outstanding for the three-month periods ended March 31, 2024 and 2023 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2024	March 31, 2023
Outstanding shares as of January 1	212,699,730	218,032,053
Effect of treasury shares	34,643	224,082
Effect of share option	274,587	66,885

Adjusted weighted average number of common shares outstanding	213,008,960	218,323,020

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

28.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	354,162	—	1,364,827	—	1,718,989
Financial instruments		37,020	—	317,979	—	354,999
Long-term investment securities(*)		142,539	1,661,048	—	—	1,803,587
Accounts receivable – trade		—	—	2,056,087	—	2,056,087
Loans and other receivables		287,313	—	849,366	—	1,136,679
Derivative financial assets		32,093	—	—	162,388	194,481

	~~W~~	853,127	1,661,048	4,588,259	162,388	7,264,822

(*)	The Group designated ~~W~~1,661,048 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	313,340	—	1,141,638	—	1,454,978
Financial instruments		62,364	—	232,945	—	295,309
Long-term investment securities(*)		280,650	1,398,734	—	—	1,679,384
Accounts receivable – trade		—	—	1,990,849	—	1,990,849
Loans and other receivables		273,945	—	781,157	—	1,055,102
Derivative financial assets		32,324	—	—	116,210	148,534

	~~W~~	962,623	1,398,734	4,146,589	116,210	6,624,156

(*)	The Group designated ~~W~~1,398,734 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

28.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable – trade	~~W~~	—	144,972	144,972
Derivative financial liabilities		295,876	—	295,876
Borrowings		—	704,960	704,960
Debentures		—	8,657,166	8,657,166
Lease liabilities(*)		—	1,589,405	1,589,405
Accounts payable - other and others		—	4,022,896	4,022,896

	~~W~~	295,876	15,119,399	15,415,275

(In millions of won)	December 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	139,876	—	139,876
Derivative financial liabilities		295,876	—	9,212	305,088
Borrowings		—	718,078	—	718,078
Debentures		—	8,325,643	—	8,325,643
Lease liabilities(*)		—	1,611,433	—	1,611,433
Accounts payable - other and others		—	4,539,838	—	4,539,838

	~~W~~	295,876	15,334,868	9,212	15,639,956

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenues and expenses from its global operations. Major foreign currencies where currency risk exists are USD, EUR and others. The Group determines its currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk on each Group entity basis. The Group regularly evaluates, manages and reports foreign exchange exposure risk through the management systems to receivables and payables denominated in foreign currencies. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each group entity.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2024 are as follows:

(In millions of won, thousands of foreign currencies)	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	85,508	~~W~~	115,163	1,033,837	~~W~~	1,392,371
EUR	16,078		23,361	45		65
Others	—		347	—		67

		~~W~~	138,871		~~W~~	1,392,503

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign debentures.

As of March 31, 2024, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax as follows:

(In millions of won)	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	6,151	(6,151)	~~W~~	6,151	(6,151)
EUR		2,330	(2,330)		2,330	(2,330)
Others		28	(28)		28	(28)

	~~W~~	8,509	(8,509)	~~W~~	8,509	(8,509)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables – other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2024, floating-rate borrowings and debentures amount to ~~W~~80,000 million and ~~W~~404,040 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income tax for the three-month period ended March 31, 2024 would not have been affected by the changes in interest rates of floating-rate debentures.

If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes and equity for the three-month period ended March 31, 2024, would change by ~~W~~200 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of March 31, 2024, the floating-rate long-term payables – other are ~~W~~921,075 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the three-month period ended March 31, 2024, would change by ~~W~~2,303 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

(iii) Price fluctuations risk

As of March 31, 2024, the Group holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the three-month period ended March 31, 2024 is as follows.

(In millions of won)	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
	~~W~~	—	—	~~W~~	91,031	(91,031)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024		December 31, 2023
Cash and cash equivalents	~~W~~	1,718,775	1,454,773
Financial instruments		354,999	295,309
Accounts receivable – trade		2,056,087	1,990,849
Contract assets		125,908	129,771
Loans and other receivables		1,136,679	1,055,102
Derivative financial assets		194,481	148,534

	~~W~~	5,586,929	5,074,338

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of March 31, 2024.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2024 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	144,972	144,972	144,972	—	—
Borrowings(*)		704,960	721,440	605,788	115,652	—
Debentures(*)		8,657,166	9,914,426	1,655,877	5,950,190	2,308,359
Lease liabilities		1,589,405	1,875,996	392,354	1,011,569	472,073
Accounts payable – other and others(*)		4,022,896	4,091,991	3,512,503	579,438	50

	~~W~~	15,119,399	16,748,825	6,311,494	7,656,849	2,780,482

(*)	The contractual cash flow is amount that includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of March 31, 2024, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years
Assets	~~W~~	162,388	172,922	36,433	136,489

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2023.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)
	March 31, 2024		December 31, 2023
Total liabilities	~~W~~	17,843,529	17,890,828
Total equity		12,452,982	12,228,399

Debt-equity ratios		143.29%	146.31%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2024 are as follows:

(In millions of won)	March 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	853,127	—	678,495	174,632	853,127
Derivative hedging instruments		162,388	—	162,388	—	162,388
FVOCI		1,661,048	1,217,782	—	443,266	1,661,048

	~~W~~	2,676,563	1,217,782	840,883	617,898	2,676,563

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	295,876	—	—	295,876	295,876

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	704,960	—	700,746	—	700,746
Debentures		8,657,166	—	8,539,486	—	8,539,486
Long-term payables – other		896,409	—	907,711	—	907,711

	~~W~~	10,258,535	—	10,147,943	—	10,147,943

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2023 are as follows:

(In millions of won)	December 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	962,623	—	649,649	312,974	962,623
Derivative hedging instruments		116,210	—	116,210	—	116,210
FVOCI		1,398,734	1,135,832	—	262,902	1,398,734

	~~W~~	2,477,567	1,135,832	765,859	575,876	2,477,567

Financial liabilities that are measured at fair value:
FVTPL		295,876	—	—	295,876	295,876
Derivative hedging instruments		9,212	—	9,212	—	9,212

	~~W~~	305,088	—	9,212	295,876	305,088

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	718,078	—	695,320	—	695,320
Debentures		8,325,643	—	8,052,193	—	8,052,193
Long-term payables – other		1,260,453	—	1,294,977	—	1,294,977

	~~W~~	10,304,174	—	10,042,490	—	10,042,490

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and financial assets at FVTPL) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of March 31, 2024 are as follows:

Interest rate
Derivative instruments	2.56% ~ 6.25%
Borrowings and debentures	3.64% ~ 18.12%
Long-term payables – other	3.64% ~ 3.81%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 1 and Level 2 for the three-month period ended March 31, 2024. The changes in financial assets and liabilities classified as Level 3 for the three-month period ended March 31, 2024 are as follows:

(In millions of won)	Balance as of January 1, 2024		Gain	OCI	Acquisition	Disposal	Transfer	Balance as of March 31, 2024
Financial assets
FVTPL	~~W~~	312,974	16,541	2,189	713	(257)	(157,528)	174,632
FVOCI		262,902	—	6,698	26,774	(1,652)	148,544	443,266

	~~W~~	575,876	16,541	8,887	27,487	(1,909)	(8,984)	617,898

Financial liabilities
FVTPL	~~W~~	(295,876)	—	—	—	—	—	(295,876)

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized of which offset agreements are applicable as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim consolidated statement of financial position

Financial assets:
Accounts receivable – trade and others	~~W~~	149,323	(137,636)	11,687
Financial liabilities:
Accounts payable – other and others	~~W~~	142,541	(137,636)	4,905

(In millions of won)	December 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position

Financial assets:
Accounts receivable – trade and others	~~W~~	194,374	(183,520)	10,854
Financial liabilities:
Accounts payable – other and others	~~W~~	190,630	(183,520)	7,110

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 43 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensations given to such key management for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended

	March 31, 2024		March 31, 2023
Salaries	~~W~~	3,076	1,989
Defined benefit plan expenses		752	530
Share option		664	539

	~~W~~	4,492	3,058

Compensations for the key management include salaries, non-monetary salaries, and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)		For the three-month period ended March 31, 2024

Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	4,615	169,545	10,129

Associates	F&U Credit information Co., Ltd.		494	12,643	—
	SK AMERICAS Inc. (Formerly, SK USA, Inc.)		53	1,208	—
	Daehan Kanggun BcN Co., Ltd.		2,884	—	—
	Others(*3)		1,034	2,981	—

			4,465	16,832	—

Others	SK Innovation Co., Ltd.		3,741	4,632	—
	SK Energy Co., Ltd.		789	76	—
	SK Geo Centric Co., Ltd.		143	1	—
	SK Networks Co., Ltd.(*4)		1,264	277,822	—
	SK Networks Service Co., Ltd.		1,272	15,072	16
	SK Ecoplant Co., Ltd.		412	—	—
	SK hynix Inc.		10,913	124	—
	SK Shieldus Co., Ltd.		15,114	37,504	1,512
	Content Wavve Corp.		1,431	20,383	—
	Eleven Street Co., Ltd.		24,974	8,561	—
	SK Planet Co., Ltd.		3,966	19,271	1,886
	SK RENT A CAR Co., Ltd.		2,772	5,376	—
	SK Magic Co., Ltd.		345	180	—
	Tmap Mobility Co., Ltd.		6,659	1,636	—
	One Store Co., Ltd.		4,061	312	—
	Dreamus Company		991	16,753	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		1	12,161	3,290
	Happy Narae Co., Ltd.		147	2,641	6,378
	Others		10,946	4,730	14,784

			89,941	427,235	27,866

		~~W~~	99,021	613,612	37,995

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~68,952 million of dividends declared to be paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~536 million of dividends deducted from the investment in associates as a result of receipt by the Group.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~263,894 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three-month periods ended March 31, 2024 and 2023 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2023

Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	5,639	156,174	2,824

Associates	F&U Credit information Co., Ltd.		741	11,634	—
	SK AMERICAS Inc. (Formerly, SK USA, Inc.)		—	612	—
	Daehan Kanggun BcN Co., Ltd.		5,206	—	—
	Others		—	7	—

			5,947	12,253	—

Others	SK Innovation Co., Ltd.		7,288	4,865	—
	SK Energy Co., Ltd.		868	5	—
	SK Geo Centric Co., Ltd.		162	—	—
	SK Networks Co., Ltd.(*3)		1,040	260,800	—
	SK Networks Service Co., Ltd.		1,382	17,031	6
	SK Ecoplant Co., Ltd.		671	—	—
	SK hynix Inc.		14,257	35	—
	SK Shieldus Co., Ltd.		14,054	40,394	834
	Content Wavve Corp.		3,428	21,067	146
	Eleven Street Co., Ltd.		18,164	7,008	—
	SK Planet Co., Ltd.		5,020	22,651	260
	SK RENT A CAR Co., Ltd.		3,765	4,826	—
	SK Magic Co., Ltd.		346	288	—
	Tmap Mobility Co., Ltd.		6,061	353	—
	One Store Co., Ltd.		4,402	6	—
	Dreamus Company		1,545	20,580	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		58	10,327	803
	Happy Narae Co., Ltd.		254	2,708	4,365
	Others		11,008	4,061	9

			93,773	417,005	6,423

		~~W~~	105,359	585,432	9,247

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~54,505 million of dividends declared to be paid by the Parent Company.
(*3)	Operating expenses and others include costs for handset purchases amounting to ~~W~~244,239 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)		March 31, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,687	123,923
Associates	F&U Credit information Co., Ltd.		—	7	4,904
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	2,857	—
	Others		—	4,287	1,749

			22,147	7,151	6,653

Others	SK Innovation Co., Ltd.		—	6,600	25,871
	SK Networks Co., Ltd.		—	856	160,530
	Mintit Co., Ltd.		—	13,565	1
	SK hynix Inc.		—	11,054	1,292
	Happy Narae Co., Ltd.		—	43	349
	SK Shieldus Co., Ltd.		—	10,980	21,303
	Content Wavve Corp.		—	409	4
	Incross Co., Ltd.		—	2,045	1,753
	Eleven Street Co., Ltd.		—	7,166	8,834
	SK Planet Co., Ltd.		—	1,257	15,583
	SK RENT A CAR Co., Ltd.		—	987	35,312
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	8,038
	Others		—	11,477	35,362

			—	66,439	314,232

		~~W~~	22,147	75,277	444,808

(*1)	As of March 31, 2024, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

30.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of March 31, 2024 and December 31, 2023 are as follows, Continued:

(In millions of won)		December 31, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,535	106,546
Associates	F&U Credit information Co., Ltd.		—	325	4,417
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	4,701	—
	Others		—	3,910	3,476

			22,147	8,936	7,893

Others	SK Innovation Co., Ltd.		—	8,697	28,646
	SK Networks Co., Ltd.		—	120	156,316
	Mintit Co., Ltd.		—	17,036	—
	SK hynix Inc.		—	8,022	2,251
	Happy Narae Co., Ltd.		—	101	5,686
	SK Shieldus Co., Ltd.		—	12,723	14,784
	Content Wavve Corp.		—	1,476	2
	Incross Co., Ltd.		—	2,239	943
	Eleven Street Co., Ltd.		—	6,138	6,103
	SK Planet Co., Ltd.		—	9,981	18,833
	SK RENT A CAR Co., Ltd.		—	866	33,365
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	1	10,764
	Others(*2)		—	15,082	30,184

			—	82,482	307,877

		~~W~~	22,147	92,953	422,316

(*1)	As of December 31, 2023, the Parent Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.
(*2)

During the year ended December 31, 2022, SK Telecom Innovation Fund, L.P., a subsidiary of the Parent Company, entered into a convertible loan agreement for USD 13,000,000 with id Quantique SA, classified as an other related party. SK Telecom Innovation Fund, L.P. acquired shares of id Quantique SA amounting to USD 26,731,250, including common shares converted from the entire balance of loan for the year ended December 31, 2023

(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Group. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates and joint ventures for the three-month period ended March 31, 2024 are as presented in note 10.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

31.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,228 million as of March 31, 2024.

(2)	Legal claims and litigations

As of March 31, 2024, the Group is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigations will have a material impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~303,804 million and ~~W~~291,747 million as of March 31, 2024 and December 31, 2023, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(4)	Obligation relating to spin-off

The Parent Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

31.	Commitments and Contingencies, Continued

(5)	Commitment of the acquisition and disposal of shares

The Board of Directors of the Parent Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Parent Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Parent Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Parent Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. The Parent Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired under the aforementioned transaction until March 31, 2025.

(6)

According to the covenant for bond issuance and borrowings, the Group is required to maintain specific financial ratios such as the debt ratio at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Group and disposal of certain assets.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

32.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Interest income	~~W~~	(18,819)	(12,998)
Dividends		(17,261)	(23,646)
Gain on foreign currency translations		(2,573)	(1,759)
Gain relating to investments in associates and joint ventures, net		(4,906)	(771)
Gain on disposal of property and equipment and intangible assets		(4,108)	(5,929)
Gain relating to financial instruments at FVTPL		(17,385)	(8,231)
Interest expenses		105,032	93,070
Loss on foreign currency translations		1,860	1,244
Loss on sale of accounts receivable – other		11,676	24,078
Income tax expense		78,805	118,397
Expense related to defined benefit plan		31,412	30,481
Share option		3,080	803
Bonus paid by treasury shares		24,707	20,080
Depreciation and amortization		931,523	934,379
Bad debt for accounts receivable – trade		13,571	9,417
Loss on impairment of property and equipment and intangible assets		—	64
Loss on disposal of property and equipment and intangible assets		1,899	1,245
Bad debt for accounts receivable – other		1,378	1,837
Loss relating to financial instruments at FVTPL		129	1,942
Other expenses		2,904	6,707

	~~W~~	1,142,924	1,190,410

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

32.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Accounts receivable – trade	~~W~~	(51,791)	76,590
Accounts receivable – other		(76,850)	6,988
Advanced payments		5,305	14,904
Prepaid expenses		(44,538)	(22,879)
Inventories		(31,751)	(37,518)
Long-term accounts receivable – other		(3,376)	18,984
Contract assets		3,022	(4,907)
Guarantee deposits		4,062	(7,330)
Accounts payable – trade		4,479	49,530
Accounts payable – other		(154,092)	(431,943)
Withholdings		250,668	171,309
Contract liabilities		14,860	(11,010)
Deposits received		104	(111)
Accrued expenses		(218,926)	(190,179)
Provisions		980	(7)
Long-term provisions		(9,050)	(179)
Plan assets		37,681	27,042
Retirement benefits payment		(32,453)	(28,441)
Others		(1,638)	(2,267)

	~~W~~	(303,304)	(371,424)

(3)	Material non-cash transactions for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(253,001)	(578,571)
Increase of right-of-use assets		97,198	111,050
Transfer from property and equipment to investment property		(345)	17,495

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

33.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of March 31, 2024 are as follows:

(In tCO2-eQ)	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,385,433	1,602,751	1,440,634	1,464,836	1,504,944	7,398,598

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Group held are as follows:

(In tCO2-eQ)	Quantities allocated in 2022	Quantities allocated in 2023(*)	Quantities allocated in the three-month period ended March 31, 2024	Total
Beginning	—	306,575	110,878	417,453
Allocation at no cost	1,602,751	1,440,634	1,464,836	4,508,221
Purchase	213,609	14,524	131,521	359,654
Surrender or shall be surrendered	(1,515,595)	(1,650,855)	(1,707,235)	(4,873,685)
Borrowed	5,810	—	—	5,810

Ending	306,575	110,878	—	417,453

(*)	Changes for the year ended December 31, 2023 are estimated quantities, and additionally allocated and surrendered or shall be surrendered quantities will be fixed in May 2024.

(3)	As of March 31, 2024, the estimated annual greenhouse gas emissions quantities of the Group are 1,707,235 tCO2-eQ.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

March 31, 2024 and 2023 (Unaudited)

34.	Non-current Assets Held for Sale

Non-current assets held for sale as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)		March 31, 2024		December 31, 2023
Investments in associates	Daekyo Wipoongdangdang Contents Korea Fund	~~W~~	746	746
Long-term investment securities	Digital Content Korea Fund		3,395	3,395
	Central Fusion Content Fund		884	884
	P&I Cultural Innovation Fund		818	1,892
Inventories	—		353	505
Prepaid expenses	—		1,575	1,489
Property and equipment	—		1,698	1,604

		~~W~~	9,469	10,515

35.	Subsequent Events

The Board of Directors of the Parent Company resolved to pay interim dividends at the Board of Directors’ meeting held on April 25, 2024, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,691 million)
Dividend rate	1.55%
Record date	March 31, 2024
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Parent Company shall distribute dividends no later than May 14, 2024.

SK TELECOM CO., LTD.

Interim Separate Financial Statements

For each of the three-month periods ended March 31, 2024 and 2023

(with the independent auditor’s review report)

Report on review of interim separate financial statements

(English translation of a report originally issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim separate financial statements of SK Telecom Co., Ltd. (collectively referred to as the “Company”), which comprise the interim separate statement of financial position as of March 31, 2024, and the related interim separate statements of income, interim separate statements of comprehensive income, interim separate statements of changes in equity and interim separate statements of cash flows for each of the three-month periods ended March 31, 2024 and 2023, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim separate financial statements

Management is responsible for the preparation and fair presentation of these interim separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial statements are not prepared fairly, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the separate statement of financial position as of December 31, 2023, and the related separate statement of income, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 6, 2024 expressed an unqualified opinion thereon. The accompanying separate statement of financial position as of December 31, 2023 presented for comparative purposes is not different, in all material respects, from the above audited separate statement of financial position.

May 13, 2024

This report is effective as of May 13, 2024, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim separate financial statements and may result in modification to this review report.

SK TELECOM CO., LTD. (the “Company”)

INTERIM SEPARATE FINANCIAL STATEMENTS

AS OF MARCH 31, 2024 AND DECEMBER 31, 2023 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2024 AND 2023

The accompanying interim separate financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position

As of March 31, 2024 and December 31, 2023

(In millions of won)	Note	March 31, 2024 (Unaudited)		December 31, 2023
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	885,809	631,066
Short-term financial instruments	27,28		116,020	186,364
Accounts receivable – trade, net	4,27,28,29		1,521,505	1,495,617
Short-term loans, net	4,27,28		70,932	68,806
Accounts receivable – other, net	4,27,28,29,30		583,016	343,036
Contract assets	6,28		7,556	9,228
Prepaid expenses	5		1,845,593	1,828,646
Guarantee deposits	4,27,28,29		64,214	72,479
Derivative financial assets	27,28		2,323	—
Inventories, net			32,324	28,096
Advanced payments and others	4,27,28		31,240	40,506

		5,160,532		4,703,844

Non-Current Assets:
Long-term financial instruments	27,28		354	354
Long-term investment securities	7,27,28		1,520,339	1,426,290
Investments in subsidiaries, associates and joint ventures	8		4,707,513	4,670,568
Property and equipment, net	9,11,29		8,800,913	9,076,459
Investment property, net	10		42,103	46,080
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		2,112,636	2,250,829
Long-term loans, net	4,27,28,29		119	119
Long-term accounts receivable – other	4,27,28,30		309,481	308,868
Long-term contract assets	6,28		11,548	12,385
Long-term prepaid expenses	5		905,622	898,754
Guarantee deposits, net	4,27,28,29		97,055	91,220
Long-term derivative financial assets	27,28		151,693	118,533
Defined benefit assets	16		70,827	85,144
Other non-current assets			249	249

		20,036,688		20,292,088

Total Assets		~~W~~	25,197,220	24,995,932

(Continued)

1

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position, Continued

As of March 31, 2024 and December 31, 2023

(In millions of won)	Note	March 31, 2024 (Unaudited)		December 31, 2023
Liabilities and Equity
Current Liabilities:
Accounts payable – other	27,28,29	~~W~~	1,662,029	1,794,997
Contract liabilities	6		68,506	59,814
Withholdings	27,28		793,024	608,352
Accrued expenses	27,28		742,618	911,460
Income tax payable	25		194,565	133,543
Provisions	15,32		31,863	31,313
Current portion of long-term debt, net	13,27,28		1,519,532	1,249,516
Lease liabilities	27,28,29		341,546	341,075
Current portion of long-term payables – other	14,27,28		363,002	367,770
Other current liabilities	27,28		14,408	7,630

		5,731,093		5,505,470

Non-Current Liabilities:
Debentures, excluding current portion, net	13,27,28		5,966,984	5,807,423
Long-term borrowings, excluding current portion, net	13,27,28		50,000	250,000
Long-term payables – other	14,27,28		533,407	892,683
Long-term contract liabilities	6		1,852	4,398
Long-term derivative financial liabilities	27,28		295,876	295,876
Long-term lease liabilities	27,28,29		859,543	885,470
Long-term provisions	15		70,160	69,791
Deferred tax liabilities	25		865,949	801,995
Other non-current liabilities	27,28		41,165	46,733

		8,684,936		9,054,369

Total Liabilities			14,416,029	14,559,839

Shareholders’ Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(4,557,234)	(4,766,147)
Retained earnings	19		15,098,776	15,032,473
Reserves	20		209,156	139,274

Total Shareholders’ Equity			10,781,191	10,436,093

Total Liabilities and Shareholders’ Equity		~~W~~	25,197,220	24,995,932

The accompanying notes are an integral part of the interim separate financial statements.

2

SK TELECOM CO., LTD.

Interim Separate Statements of Income

For the three-month periods ended March 31, 2024 and 2023

(In millions of won, except for earnings per share)	Note	2024 (Unaudited)		2023 (Unaudited)
Operating revenue:	21,29
Revenue		~~W~~	3,188,680	3,117,255
Operating expenses:	29
Labor			265,432	233,079
Commission	5		1,181,512	1,179,373
Depreciation and amortization			667,127	671,001
Network interconnection			124,592	124,824
Leased lines			47,989	51,040
Advertising			21,029	26,979
Rent			27,417	33,662
Cost of goods sold			142,019	131,583
Others	22		275,136	250,053

			2,752,253	2,701,594

Operating profit			436,427	415,661
Finance income	24		218,654	195,849
Finance costs	24		(96,879)	(109,294)
Other non-operating income	23		6,773	7,008
Other non-operating expenses	23		(8,860)	(7,619)
Gain relating to investments in subsidiaries, associates and joint ventures, net	8		10,476	—

Profit before income tax			566,591	501,605
Income tax expense	25		74,485	79,452

Profit for the period		~~W~~	492,106	422,153

Earnings per share:	26
Basic earnings per share (in won)		~~W~~	2,290	1,917
Diluted earnings per share (in won)			2,287	1,917

The accompanying notes are an integral part of the interim separate financial statements.

3

SK TELECOM CO., LTD.

Interim Separate Statements of Comprehensive Income

For the three-month periods ended March 31, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Profit for the period		~~W~~	492,106	422,153
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss, net of taxes:
Remeasurement of defined benefit assets	16		837	(7,686)
Valuation gain on financial assets at fair value through other comprehensive income	20		73,406	54,354
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		(1,879)	1,526

Other comprehensive income for the period, net of taxes			72,364	48,194

Total comprehensive income		~~W~~	564,470	470,347

The accompanying notes are an integral part of the interim separate financial statements.

4

SK TELECOM CO., LTD.

Interim Separate Statements of Changes in Equity

For the three-month periods ended March 31, 2024 and 2023

(In millions of won)				Capital surplus and others
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance as of January 1, 2023		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	422,153	—	422,153
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	(7,686)	55,880	48,194

			—	—	—	—	—	—	—	414,467	55,880	470,347

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(180,967)	—	(180,967)
Share option	18		—	—	—	—	187	(200)	(13)	—	—	(13)
Interest on hybrid bonds			—	—	—	—	—	—	—	(3,692)	—	(3,692)
Transactions of treasury shares	17,18		—	—	19,887	—	—	144	20,031	—	—	20,031

			—	—	19,887	—	187	(56)	20,018	(184,659)	—	(164,641)

Balance as of March 31, 2023 (Unaudited)		~~W~~	30,493	1,771,000	(16,815)	398,759	2,248	(6,641,867)	(4,486,675)	14,921,269	224,001	10,689,088

Balance as of January 1, 2024		~~W~~	30,493	1,771,000	(301,981)	398,509	9,818	(6,643,493)	(4,766,147)	15,032,473	139,274	10,436,093
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	492,106	—	492,106
Other comprehensive income	16,20		—	—	—	—	—	—	—	2,482	69,882	72,364

			—	—	—	—	—	—	—	494,588	69,882	564,470

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(223,335)	—	(223,335)
Share option	18		—	—	—	—	249	(212)	37	—	—	37
Interest on hybrid bonds			—	—	—	—	—	—	—	(4,950)	—	(4,950)
Acquisition and disposal of treasury shares	17,18		—	—	8,752	—	—	124	8,876	—	—	8,876
Retirement of treasury shares	17,18		—	—	200,000	—	—	—	200,000	(200,000)	—	—

			—	—	208,752	—	249	(88)	208,913	(428,285)	—	(219,372)

Balance as of March 31, 2024 (Unaudited)		~~W~~	30,493	1,771,000	(93,229)	398,509	10,067	(6,643,581)	(4,557,234)	15,098,776	209,156	10,781,191

The accompanying notes are an integral part of the interim separate financial statements.

5

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows

For the three-month periods ended March 31, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	492,106	422,153
Adjustments for income and expenses	31		691,050	739,559
Changes in assets and liabilities related to operating activities	31		(205,711)	(371,938)

			977,445	789,774
Interest received			8,590	5,821
Dividends received			2,190	—
Interest paid			(105,926)	(94,571)
Income tax refund			17,933	405

Net cash provided by operating activities			900,232	701,429

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			70,892	323
Collection of short-term loans			31,213	30,161
Proceeds from disposals of long-term investment securities			11,789	215
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			15,072	—
Proceeds from disposals of property and equipment			1,948	1,822
Proceeds from disposals of intangible assets			249	—

			131,163	32,521
Cash outflows for investing activities:
Increase in short-term loans			(33,360)	(38,274)
Acquisitions of long-term investment securities			(107)	—
Acquisitions of investments in subsidiaries, associates and joint ventures			(32,557)	(15,324)
Acquisitions of property and equipment			(434,172)	(645,898)
Acquisitions of intangible assets			(3,202)	(3,046)

			(503,398)	(702,542)

Net cash used in investing activities		~~W~~	(372,235)	(670,021)

(Continued)

6

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2024 and 2023

(In millions of won)	Note	2024 (Unaudited)		2023 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	398,306	298,730

			398,306	298,730
Cash outflows for financing activities:
Repayments of short-term borrowings			—	(100,000)
Repayments of long-term borrowings			(10,000)	—
Repayments of long-term payables – other			(369,150)	(400,245)
Repayments of debentures			(200,000)	(270,000)
Acquisition of treasury shares			(15,788)	—
Payments of interest on hybrid bonds			(4,950)	(3,692)
Repayments of lease liabilities			(71,904)	(74,166)

			(671,792)	(848,103)

Net cash used in financing activities			(273,486)	(549,373)

Net increase (decrease) in cash and cash equivalents			254,511	(517,965)
Cash and cash equivalents at beginning of the period			631,066	1,217,504
Effects of exchange rate changes on cash and cash equivalents			232	4

Cash and cash equivalents at end of the period		~~W~~	885,809	699,543

The accompanying notes are an integral part of the interim separate financial statements.

7

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and its depositary receipts (DRs) are listed on the New York Stock Exchange. As of March 31, 2024, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.57
National Pension Service	16,374,544	7.62
Institutional investors and other shareholders	126,991,437	59.13
Kakao Investment Co., Ltd.	3,846,487	1.79
Treasury shares	1,909,188	0.89

	214,790,053	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed separate financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s KIFRS annual financial statements. These interim separate financial statements do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2023. The accompanying interim separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

These interim financial statements are interim separate financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

8

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the interim separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim separate financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2023.

2) Fair value measurement

The Company’s accounting policies and disclosures require the measurement of fair values, for both a number of financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

• Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

• Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 28.

9

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

3.	Material Accounting Policies

The material accounting policies applied by the Company in these interim separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2023, except for the adoption of new and revised KIFRS applied from January 1, 2024, which are summarized below. The Company has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2024, initially, but these amended standards are not expected to have a material impact on the Company’s interim separate financial statements.

•	Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants (Amendments to KIFRS 1001)

•	Disclosures of Information on Supplier Finance Arrangements (Amendments to KIFRS 1007 and KIFRS 1107)

•	Lease Liability in a Sale and Leaseback (Amendments to KIFRS 1116)

•	Disclosures of Virtual Assets (Amendments to KIFRS 1001)

10

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,624,282	(102,777)	1,521,505
Short-term loans		71,648	(716)	70,932
Accounts receivable – other(*)		612,276	(29,260)	583,016
Guarantee deposits		64,214	—	64,214
Accrued income		743	—	743

		2,373,163	(132,753)	2,240,410
Non-current assets:
Long-term loans		41,155	(41,036)	119
Long-term accounts receivable – other(*)		309,481	—	309,481
Guarantee deposits		97,055	—	97,055

		447,691	(41,036)	406,655

	~~W~~	2,820,854	(173,789)	2,647,065

(*)	Gross and carrying amounts of accounts receivable – other as of March 31, 2024 include ~~W~~287,313 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2023
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,589,862	(94,245)	1,495,617
Short-term loans		69,501	(695)	68,806
Accounts receivable – other(*)		370,860	(27,824)	343,036
Guarantee deposits		72,479	—	72,479
Accrued income		2,643	—	2,643

		2,105,345	(122,764)	1,982,581
Non-current assets:
Long-term loans		41,155	(41,036)	119
Long-term accounts receivable – other(*)		308,868	—	308,868
Guarantee deposits		91,220	—	91,220

		441,243	(41,036)	400,207

	~~W~~	2,546,588	(163,800)	2,382,788

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2023 include ~~W~~273,945 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

11

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)
	January 1, 2024		Impairment	Write-offs(*)	Collection of receivables previously written-off	March 31, 2024
Accounts receivable – trade	~~W~~	94,245	7,027	(439)	1,944	102,777
Accounts receivable – other, etc.		69,555	1,319	(141)	279	71,012

	~~W~~	163,800	8,346	(580)	2,223	173,789

(In millions of won)
	January 1, 2023		Impairment	Write-offs(*)	Collection of receivables previously written-off	March 31, 2023
Accounts receivable – trade	~~W~~	86,231	6,920	(318)	2,113	94,946
Accounts receivable – other, etc.		74,449	1,337	(89)	348	76,045

	~~W~~	160,680	8,257	(407)	2,461	170,991

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

12

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services based on their performance of attracting new customers and renewing contracts with existing customers, and recognizes costs that would not occur in case of not signing contracts with new and existing customers as prepaid expenses among the commissions. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024		December 31, 2023
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,794,266	1,795,410
Others		51,327	33,236

	~~W~~	1,845,593	1,828,646

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	866,480	863,650
Others		39,142	35,104

	~~W~~	905,622	898,754

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized as an asset for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Amortization recognized	~~W~~	587,486	607,362

13

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024		December 31, 2023
Contract assets:
Allocation of consideration between performance obligations	~~W~~	19,104	21,613
Contract liabilities:
Wireless service contracts		20,182	19,149
Customer loyalty programs		5,920	7,164
Others		44,256	37,899

	~~W~~	70,358	64,212

(2)

The amount of revenue recognized for the three-month periods ended March 31, 2024 and 2023 related to the contract liabilities carried forward from the prior periods are ~~W~~13,230 million and ~~W~~18,533 million, respectively.

14

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

7.	Long-term Investment Securities

Details of long-term investment securities as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	Category		March 31, 2024		December 31, 2023
Equity instruments	FVOCI	(*)	~~W~~	1,442,898	1,207,605
Debt instruments	FVTPL			77,441	218,685

			~~W~~	1,520,339	1,426,290

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of March 31, 2024 and December 31, 2023 are ~~W~~1,442,898 million and ~~W~~1,207,605 million, respectively.

15

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024		December 31, 2023
Investments in subsidiaries	~~W~~	3,285,700	3,259,021
Investments in associates and joint ventures		1,421,813	1,411,547

	~~W~~	4,707,513	4,670,568

(2)	Details of investments in subsidiaries as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	March 31, 2024				December 31, 2023
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	244,015	244,015
SK Broadband Co., Ltd.	299,052,435	74.4		2,216,865	2,216,865
SK Communications Co., Ltd.	43,427,530	100.0		24,927	24,927
PS&Marketing Corporation	66,000,000	100.0		313,989	313,989
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,946	21,946
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc.	122	100.0		70,269	70,269
Atlas Investment(*1)	—	100.0		220,340	193,661
SK stoa Co., Ltd.	3,631,355	100.0		40,057	40,057
Quantum Innovation Fund I	—	59.9		1,297	1,297
SAPEON Inc.	400,000	62.5		48,456	48,456
SK O&S Co., Ltd. and others	—	—		35,443	35,443

			~~W~~	3,285,700	3,259,021

(*1)	The Company additionally contributed ~~W~~26,679 million in cash for the three-month period ended March 31, 2024, but there is no change in the ownership interest.

16

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	March 31, 2024				December 31, 2023
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SM Culture & Contents Co., Ltd.	22,033,898	22.8		41,578	41,578
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Citadel Pacific Telecom Holdings, LLC (*2)	1,734,109	15.0		36,487	36,487
CMES Inc.(*2,3)	763,968	8.4		5,488	900
Konan Technology Inc.	2,359,160	20.7		22,413	22,413
12CM JAPAN and others(*2,4,5)	—	—		93,594	87,916

				1,411,813	1,401,547

Investments in joint ventures:
UTC Kakao-SK Telecom ESG Fund(*6)	—	48.2		10,000	10,000

				10,000	10,000

			~~W~~	1,421,813	1,411,547

17

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of March 31, 2024 and December 31, 2023 are as follows, Continued:

(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors even though the Company has less than 20% of equity interests.

(*3)

The Company additionally acquired ~~W~~8,984 million of shares by exercising the conversion right of the redeemable convertible preference shares, and disposed of a portion of shares for ~~W~~14,872 million in cash, from which it recognized ~~W~~10,476 million of gain on disposal of such investments in associates for the three-month period ended March 31, 2024. The ownership interest of the Company increased from 7.7% to 8.4% due to the acquisition and disposal of shares.

(*4)

The Company additionally contributed ~~W~~5,878 million to SK AMERICAS Inc. (formerly, SK USA, Inc.) for the three-month period ended March 31, 2024, and the ownership interest of the Company has decreased from 49.0% to 20.0% due to the paid-in capital increase through disproportionate allotment of shares.

(*5)	The Company disposed of a portion of shares in Start-up Win-Win Fund for ~~W~~200 million in cash for the three-month period ended March 31, 2024.
(*6)	As the Company has a joint control over the investee pursuant to the agreement with the other shareholders, the investment in the investee was classified as investments in joint ventures.

(4)	The market value of investments in listed associates as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)
	March 31, 2024				December 31, 2023
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
SM Culture & Contents Co., Ltd.	~~W~~	1,784	22,033,898	39,308	1,887	22,033,898	41,578
Konan Technology Inc.		27,700	2,359,160	65,349	32,600	2,359,160	76,909

18

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

9.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	723,069	7	(190)	3,841	—	726,727
Buildings		568,270	3	(213)	20,845	(10,713)	578,192
Structures		233,450	—	(74)	4,062	(9,675)	227,763
Machinery		5,230,866	6,988	(35)	335,233	(399,767)	5,173,285
Right-of-use assets		1,226,875	62,993	(13,551)	3,338	(87,938)	1,191,717
Others		436,854	110,762	(905)	(74,061)	(16,344)	456,306
Construction in progress		657,075	114,038	—	(324,190)	—	446,923

	~~W~~	9,076,459	294,791	(14,968)	(30,932)	(524,437)	8,800,913

(In millions of won)
	For the three-month period ended March 31, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	646,286	3	(287)	64,298	—	710,300
Buildings		562,976	7	(5)	3,501	(10,347)	556,132
Structures		264,327	—	(2)	2,267	(9,595)	256,997
Machinery		5,274,612	3,852	(39)	438,917	(400,664)	5,316,678
Right-of-use assets		1,372,466	62,155	(13,332)	(4,057)	(88,695)	1,328,537
Others		444,324	65,343	(106)	(121,493)	(16,530)	371,538
Construction in progress		954,672	41,997	—	(405,406)	—	591,263

	~~W~~	9,519,663	173,357	(13,771)	(21,973)	(525,831)	9,131,445

19

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

10.	Investment Property

(1)	Changes in investment property for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2024
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,288	(588)	—	15,700
Buildings		18,284	807	(466)	18,625
Right-of-use assets		11,508	(2,651)	(1,079)	7,778

	~~W~~	46,080	(2,432)	(1,545)	42,103

(In millions of won)
	For the three-month period ended March 31, 2023
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	16,485	536	—	17,021
Buildings		19,066	355	(497)	18,924
Right-of-use assets		16,472	5,426	(2,422)	19,476

	~~W~~	52,023	6,317	(2,919)	55,421

(2)	The Company recognized lease income of ~~W~~5,709 million and ~~W~~5,988 million from investment property for the three-month periods ended March 31, 2024 and 2023, respectively.

20

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

11.	Leases

(1)	Details of the right-of-use assets as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024		December 31, 2023
Right-of-use assets:
Land, buildings and structures	~~W~~	927,275	971,929
Others		264,442	254,946

	~~W~~	1,191,717	1,226,875

(2)	Details of amounts recognized in the interim separate statements of income for the three-month periods ended March 31, 2024 and 2023 as a lessee are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	69,052	69,744
Others(*)		18,886	18,951

	~~W~~	87,938	88,695

Interest expense on lease liabilities	~~W~~	7,966	7,520

(*)	Others include the amount reclassified as research and development expenses related to the lease contract for research and development facilities.

Expenses related to short-term leases and leases of low-value assets that the Company recognized are immaterial.

(3)	The total cash outflows due to lease payments for the three-month periods ended March 31, 2024 and 2023 amounted to ~~W~~79,916 million and ~~W~~81,786 million, respectively.

21

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

12.	Intangible Assets

(1)	Changes in intangible assets for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended March 31, 2024
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,606,606	—	—	—	(117,765)	1,488,841
Land usage rights		542	60	(5)	—	(123)	474
Industrial rights		18,790	1,751	(172)	—	(1,198)	19,171
Facility usage rights		13,435	377	—	355	(672)	13,495
Club memberships(*1)		59,001	—	(252)	—	—	58,749
Other(*2)		552,455	1,014	—	32,788	(54,351)	531,906

	~~W~~	2,250,829	3,202	(429)	33,143	(174,109)	2,112,636

(In millions of won)	For the three-month period ended March 31, 2023
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,082,432	—	—	—	(120,625)	1,961,807
Land usage rights		1,127	—	—	—	(243)	884
Industrial rights		19,112	624	—	—	(1,060)	18,676
Facility usage rights		13,245	691	—	50	(677)	13,309
Club memberships(*1)		56,897	1,231	—	—	—	58,128
Other(*2)		520,587	500	—	24,313	(53,661)	491,739

	~~W~~	2,693,400	3,046	—	24,363	(176,266)	2,544,543

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of March 31, 2024 are as follows:

(In millions of won)	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	98,810	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		282,088	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		333,895	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		212,004	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		562,044	5G service	Apr. 2019	Nov. 2028

	~~W~~	1,488,841

22

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

13.	Borrowings and Debentures

(1)	Changes in long-term borrowings for the three-month period ended March 31, 2024 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	390,000
Non-current					250,000

As of January 1, 2024					640,000

Repayments of long-term borrowing:
	Nonghyup Bank(*1)	MOR + 1.36	Feb. 19, 2024		(10,000)
Current(*2)					580,000
Non-current(*2)					50,000

As of March 31, 2024				~~W~~	630,000

(*1)	6M MOR rates are 3.64% and 3.85% as of March 31, 2024 and December 31, 2023, respectively.
(*2)	~~W~~200,000 million were reclassified from non-current to current for the three-month period ended March 31, 2024.

(2)	Changes in debentures for the three-month period ended March 31, 2024 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	860,000	859,516
Non-current					5,822,580	5,807,423

As of January 1, 2024					6,682,580	6,666,939

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.72	Feb. 22, 2027		180,000	179,233
	Refinancing fund	3.73	Feb. 22, 2029		110,000	109,537
	Refinancing fund	3.92	Feb. 22, 2034		110,000	109,536

					400,000	398,306

Debentures repaid:
Unsecured corporate bonds	Operating fund	2.09	Mar. 6, 2024		(120,000)	(120,000)
	Refinancing fund	1.17	Jan. 15, 2024		(80,000)	(80,000)

					(200,000)	(200,000)

Other changes(*1)					40,180	41,271
Current(*2)					940,000	939,532
Non-current(*2)					5,982,760	5,966,984

As of March 31, 2024				~~W~~	6,922,760	6,906,516

(*1)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the three-month period ended March 31, 2024.
(*2)	~~W~~279,856 million were reclassified from non-current to current for the three-month period ended March 31, 2024.

23

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

14.	Long-Term Payables – Other

(1)	As of March 31, 2024 and December 31, 2023, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)	March 31, 2024		December 31, 2023
Long-term payables – other	~~W~~	921,075	1,290,225
Present value discount on long-term payables – other		(24,666)	(29,772)
Current installments of long-term payables – other		(363,002)	(367,770)

Carrying amount at period end	~~W~~	533,407	892,683

(2)

The sum of portions repaid among the principal of long-term payables – other for the three-month periods ended March 31, 2024 and 2023 amounts to ~~W~~369,150 million and ~~W~~400,245 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of March 31, 2024 is as follows:

(In millions of won)	Amount
Less than 1 year	~~W~~	369,150
1 ~ 3 years		460,538
3 ~ 5 years		91,387

	~~W~~	921,075

15.	Provisions

Changes in provisions for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended March 31, 2024						As of March 31, 2024
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	100,282	1,367	(649)	(223)	100,777	30,617	70,160
Emission allowance		822	461	—	(37)	1,246	1,246	—

	~~W~~	101,104	1,828	(649)	(260)	102,023	31,863	70,160

(In millions of won)	For the three-month period ended March 31, 2023						As of March 31, 2023
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	95,569	3,333	(392)	—	98,510	28,939	69,571
Emission allowance		1,836	638	—	—	2,474	2,474	—

	~~W~~	97,405	3,971	(392)	—	100,984	31,413	69,571

24

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

16.	Defined Benefit Assets

(1)	Details of defined benefit assets as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	505,605	493,541
Fair value of plan assets		(576,432)	(578,685)

	~~W~~	(70,827)	(85,144)

(2)	Changes in present value of defined benefit obligations for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Beginning balance	~~W~~	493,541	508,622
Current service cost		12,554	13,822
Interest cost		4,975	6,398
Remeasurement
- Adjustment based on experience		(259)	11,676
Benefit paid		(11,108)	(11,625)
Others		5,902	1,757

Ending balance	~~W~~	505,605	530,650

(3)	Changes in fair value of plan assets for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Beginning balance	~~W~~	578,685	539,847
Interest income		5,934	6,745
Remeasurement		752	1,202
Contribution		10,000	10,000
Benefit paid		(19,070)	(18,027)
Others		131	(3,569)

Ending balance	~~W~~	576,432	536,198

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Current service cost	~~W~~	12,554	13,822
Net interest income		(959)	(347)

	~~W~~	11,595	13,475

25

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of share capital and capital surplus and others as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)	March 31, 2024		December 31, 2023
Number of authorized shares		670,000,000	670,000,000
Number of issued shares		214,790,053	218,833,144
Share capital:
Common shares(*1)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(93,229)	(301,981)
Hybrid bonds(*2)		398,509	398,509
Share option(Note 18)		10,067	9,818
Others		(6,643,581)	(6,643,493)

	~~W~~	(4,557,234)	(4,766,147)

(*1)

The Company retired 4,043,091 treasury shares with reduction of its unappropriated retained earnings, and accordingly, the Company’s shares issued have decreased without a change in share capital for the three-month period ended March 31, 2024. Also, in 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation, and as a result, the Company’s issued shares have decreased without a change in share capital.

(*2)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

(2)	There were no changes in share capital for the three-month periods ended March 31, 2024 and 2023, and details of shares outstanding as of March 31, 2024 and 2023 are as follows:

(In shares)	March 31, 2024			March 31, 2023
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	214,790,053	1,909,188	212,880,865	218,833,144	367,003	218,466,141

(3)	Details of treasury shares as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won, except for share data)	March 31, 2024		December 31, 2023
Number of shares(*)		1,909,188	6,133,414
Acquisition cost	~~W~~	93,229	301,981

(*)

The Company distributed 498,135 treasury shares (W24,540 million for acquisition costs) as bonus payment to its employees, resulting in a gain on disposal of treasury shares of W168 million for the three-month period ended March 31, 2024. Also, the Company acquired 317,000 of its treasury shares for ~~W~~ 15,788 for the purpose of increasing shareholders’ value through the stabilization of its stock price for the three-month period ended March 31, 2024.

26

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

18.	Share-Based Payment Arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

Series
	5	6	7-1	7-2
Grant date	March 26, 2020	March 25, 2021	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	376,313	83,148	295,275	109,704
Exercise price (in won)	38,452	50,276	56,860	56,860
Exercise period	Mar. 27, 2023	Mar. 26, 2023	Mar. 26, 2025	Mar. 26, 2024
	~	~	~	~
	Mar. 26, 2027	Mar. 25, 2026	Mar. 25, 2029	Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

For the three-month period ended March 31, 2024, the entire amount of remaining unvested cash settlement options granted in the 4 th and some portions of cash settlement options granted in the 3 rd and 6 th were exercised, and the entire amount of remaining unvested cash settlement options granted in the 1-3 rd and 3 rd were fully forfeited.

2)	Cash-settled share-based payment arrangement

Granted in 2022

Share appreciation rights of SK Telecom Co., Ltd.

Grant date	January 1, 2022
Grant method	Cash settlement
Number of shares (in share)	338,525
Exercise price (in won)	56,860
Exercise period	Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date

The entire amount of remaining share appreciation rights for shares of SK Telecom Co., Ltd. and SK Square Co., Ltd. granted in 2021 were fully exercised for the three-month period ended March 31, 2024.

27

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

3)	Equity-settled share-based payment arrangement

The Company newly established Performance Share Units (“PSU”) for executives of the Company and major subsidiaries as part of the compensation based on the growth of corporate value for the year ended December 31, 2023, and the details are as follows:

PSU of SK Telecom Co., Ltd.

Grant date	March 28, 2023
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares(*)	Fluctuates according to the share price on the expiration date and the cumulative increase rate of KOSPI200
Reference share price (in won)	47,280
Reference index (KOSPI200)	315
Maturity (exercise date)	The day in which the annual general meeting of shareholders is held after 3 years from the grant date
Vesting conditions	Full service in the year in which the grant date is included

(*)

The initial amount granted is a total of ~~W~~10,813 million, and the amount calculated according to the adjustment rate based on the share price on the expiration date and the cumulative increase rate of KOSPI200 will be paid in shares.

(2)

Share compensation expense for share-based payment arrangements with cash alternatives recognized for the three-month period ended March 31, 2024 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
As of December 31, 2023	~~W~~	157,750
For the three-month period ended March 31, 2024		1,274
In subsequent periods		—

	~~W~~	159,024

The liabilities recognized by the Company in relation to the share-based payment arrangement with cash alternatives are ~~W~~6,734 million and ~~W~~5,530 million, respectively, which are included in accrued expenses as of March 31, 2024 and December 31, 2023.

As of March 31, 2024 and December 31, 2023, the carrying amounts of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement are ~~W~~367 million and ~~W~~1,133 million, respectively.

28

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of the share options at the remeasurement date and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	5	6	7-1	7-2

Risk-free interest rate	3.33%	3.33%	3.33%	3.33%
Estimated option’s life	7 years	5 years	7 years	5 years
Share price on the remeasurement date	52,500	52,500	52,500	52,500
Expected volatility	15.20%	15.20%	15.20%	15.20%
Expected dividends yield	6.30%	6.30%	6.30%	6.30%
Exercise price	38,452	50,276	56,860	56,860
Per-share fair value of the option	14,048	4,206	2,807	2,276

(ii)	SK Square Co., Ltd.

(In won)	Series
	5	6
Risk-free interest rate	1.52%	1.55%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	34,900	49,800
Expected volatility	8.10%	25.70%
Expected dividends yield	5.70%	4.00%
Exercise price	38,452	50,276
Per-share fair value of the option	192	8,142

29

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

18.	Share-Based Payment Arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of the share options at the remeasurement date and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	Granted in 2022
Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.37%
Estimated option’s life	3.25 years
Share price on the remeasurement date	52,500
Expected volatility	15.20%
Expected dividends yield	6.30%
Exercise price	56,860
Per-share fair value of the option	1,084

3)	Equity-settled share-based payment arrangement

(In won)
PSU of SK Telecom Co., Ltd.
Risk-free interest rate	3.26%
Estimated option’s life	3 years
Share price on the expected grant date	48,500
Expected volatility	18.67%
Expected dividends yield	4.90%
Per-share fair value of the option	27,525

30

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

19.	Retained Earnings

Retained earnings as of as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)
	March 31, 2024		December 31, 2023
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,981,138	9,831,138
Reserve for technology development		4,715,300	4,565,300

		14,696,438	14,396,438
Unappropriated		380,018	613,715

	~~W~~	15,098,776	15,032,473

20.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)
	March 31, 2024		December 31, 2023
Valuation gain on FVOCI	~~W~~	211,309	139,548
Valuation loss on derivatives		(2,153)	(274)

	~~W~~	209,156	139,274

(2)	Changes in reserves for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	Valuation gain on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2023	~~W~~	156,907	11,214	168,121
Changes, net of taxes		54,354	1,526	55,880

Balance at March 31, 2023		211,261	12,740	224,001

Balance at January 1, 2024		139,548	(274)	139,274
Changes, net of taxes		71,761	(1,879)	69,882

Balance at March 31, 2024	~~W~~	211,309	(2,153)	209,156

31

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the nature, amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Products transferred at a point in time:
Product sales	~~W~~	35,089	22,914
Services transferred over time:
Wireless service revenue(*1)		2,664,561	2,626,979
Cellular interconnection revenue		112,879	115,364
Others(*2)		376,151	351,998

		3,153,591	3,094,341

	~~W~~	3,188,680	3,117,255

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services, which is collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to receive consideration from a customer in an amount that corresponds directly with the value of telecommunications service provided; thus, the Company applies practical expedient method and recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

32

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

22.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Communication	~~W~~	6,753	6,639
Utilities		97,702	86,355
Taxes and dues		3,377	3,374
Repair		60,799	56,977
Research and development		79,924	69,497
Training		5,609	6,500
Bad debt for accounts receivable – trade		7,027	6,920
Supplies and others		13,945	13,791

	~~W~~	275,136	250,053

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	3,281	5,343
Others		3,492	1,665

	~~W~~	6,773	7,008

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,423	512
Donations		4,610	4,710
Bad debt for accounts receivable – other		1,319	1,337
Others		1,508	1,060

	~~W~~	8,860	7,619

33

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Finance Income:
Interest income	~~W~~	7,955	5,703
Dividends		191,147	183,184
Gain on foreign currency transactions		1,807	2,551
Gain on foreign currency translations		756	526
Gain relating to financial instruments at FVTPL		16,989	3,885

	~~W~~	218,654	195,849

Finance Costs:
Interest expenses	~~W~~	83,572	80,662
Loss on sale of accounts receivable – other		11,676	24,078
Loss on foreign currency transactions		1,210	2,342
Loss on foreign currency translations		292	270
Loss relating to financial instruments at FVTPL		129	1,942

	~~W~~	96,879	109,294

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Interest income on cash equivalents and short-term financial instruments	~~W~~	3,685	779
Interest income on loans and others		4,270	4,924

	~~W~~	7,955	5,703

(3)	Details of interest expenses included in finance costs income for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Interest expense on borrowings	~~W~~	5,770	7,429
Interest expense on debentures		54,754	50,297
Others		23,048	22,936

	~~W~~	83,572	80,662

34

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Accounts receivable – trade	~~W~~	7,027	6,920
Other receivables		1,319	1,337

	~~W~~	8,346	8,257

25.	Income Tax Expense

The income tax expense was calculated by considering current tax expense, adjusted for changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences and income tax expense that relates to items recognized outside profit or loss.

35

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

26.	Earnings per Share

Earnings	per share is calculated to profit of the Company per common share and dilutive potential common share, and details are as follows:

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	For the three-month period ended
	March 31, 2024		March 31, 2023
Profit for the period	~~W~~	492,106	422,153
Interest on hybrid bonds		(4,950)	(3,692)

Profit for the period on common shares		487,156	418,461
Weighted average number of common shares outstanding		212,734,373	218,256,135

Basic earnings per share (in won)	~~W~~	2,290	1,917

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2024 and 2023 are calculated as follows:

(In shares)	For the three-month period ended March 31, 2024
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2024	218,833,144	218,833,144
Treasury shares as of January 1, 2024	(6,133,414)	(6,133,414)
Acquisition of treasury shares	(317,000)	(310,220)
Disposal of treasury shares	498,135	344,863

	212,880,865	212,734,373

(In shares)	For the three-month period ended March 31, 2023
	Number of common shares	Weighted average number of common shares
Issued shares as of January 1, 2023	218,833,144	218,833,144
Treasury shares as of January 1, 2023	(801,091)	(801,091)
Disposal of treasury shares	434,088	224,082

	218,466,141	218,256,135

36

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month periods ended March 31, 2024 and 2023 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)
	For the three-month period ended
	March 31, 2024		March 31, 2023
Profit for the period on common shares	~~W~~	487,156	418,461
Adjusted weighted average number of common shares outstanding		213,008,960	218,323,020

Diluted earnings per share (in won)	~~W~~	2,287	1,917

2)	The adjusted weighted average number of common shares outstanding for the three-month periods ended March 31, 2024 and 2023 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2024	March 31, 2023
Outstanding shares as of January 1	212,699,730	218,032,053
Effect of treasury shares	34,643	224,082
Effect of share option	274,587	66,885

Adjusted weighted average number of common shares outstanding	213,008,960	218,323,020

37

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

27.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	1,153	—	884,656	—	885,809
Financial instruments		37,020	—	79,354	—	116,374
Long-term investment securities(*)		77,441	1,442,898	—	—	1,520,339
Accounts receivable – trade		—	—	1,521,505	—	1,521,505
Loans and other receivables		287,313	—	837,538	—	1,124,851
Derivative financial assets		2,323	—	—	151,693	154,016

	~~W~~	405,250	1,442,898	3,323,053	151,693	5,322,894

(*)	The Company designated ~~W~~1,442,898 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2023
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	4,774	—	626,292	—	631,066
Financial instruments		47,364	—	139,354	—	186,718
Long-term investment securities(*)		218,685	1,207,605	—	—	1,426,290
Accounts receivable – trade		—	—	1,495,617	—	1,495,617
Loans and other receivables		273,945	—	612,432	—	886,377
Derivative financial assets		2,323	—	—	116,210	118,533

	~~W~~	547,091	1,207,605	2,873,695	116,210	4,744,601

(*)	The Company designated ~~W~~1,207,605 million of equity instruments that are not held for trading as financial assets at FVOCI.

38

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	295,876	—	295,876
Borrowings		—	630,000	630,000
Debentures		—	6,906,516	6,906,516
Lease liabilities(*)		—	1,201,089	1,201,089
Accounts payable – other and others		—	3,613,972	3,613,972

	~~W~~	295,876	12,351,577	12,647,453

(In millions of won)	December 31, 2023
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	295,876	—	295,876
Borrowings		—	640,000	640,000
Debentures		—	6,666,939	6,666,939
Lease liabilities(*)		—	1,226,545	1,226,545
Accounts payable – other and others		—	4,146,076	4,146,076

	~~W~~	295,876	12,679,560	12,975,436

(*)

The categorization of financial liabilities is not applicable to lease liabilities, but they are classified as financial liabilities measured at amortized cost, considering the nature of measuring liabilities.

39

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and price fluctuations. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, long-term investment securities, accounts receivable – trade and other, etc. Financial liabilities consist of accounts payable – trade and other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company’s currency risk is mainly related to changes in recognized assets and liabilities due to exchange rate fluctuations. If the Company determines that it is necessary to hedge currency risk for business purposes, the Company manages currency risk by using currency swaps, etc. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2024 are as follows:

(In millions of won, thousands of foreign currencies)	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	24,857	~~W~~	33,478	710,265	~~W~~	956,585
EUR	11,656		16,935	45		65
Others	—		347	—		67

		~~W~~	50,760		~~W~~	956,717

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency debentures.

As of March 31, 2024, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax and equity as follows:

(In millions of won)	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
USD	~~W~~	1,644	(1,644)	~~W~~	1,644	(1,644)
EUR		1,687	(1,687)		1,687	(1,687)
Others		28	(28)		28	(28)

	~~W~~	3,359	(3,359)	~~W~~	3,359	(3,359)

40

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2024, floating-rate borrowings and debentures amount to ~~W~~30,000 million and ~~W~~404,040 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income tax for the three-month period ended March 31, 2024 would not have been affected by the changes in interest rates of floating-rate debentures. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the three-month period ended March 31, 2024, would change by ~~W~~75 million in relation to the floating-rate borrowings which have not entered into interest rate swaps.

As of March 31, 2024, the floating-rate long-term payables – other are ~~W~~921,075 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income tax and equity for the three-month period ended March 31, 2024, would change by ~~W~~2,303 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

(iii)	Price fluctuations risk

As of March 31, 2024, the Company holds equity instruments in an active trading market and is exposed to price fluctuation risk accordingly. Assuming all other variables remain constant, the impact of changes in per-share stock price of the equity securities on profit before income tax and equity for the three-month period ended March 31, 2024 is as follows.

(In millions of won)	Profit before income tax			Equity
	If increased by 10%		If decreased by 10%	If increased by 10%		If decreased by 10%
	~~W~~	—	—	~~W~~	91,031	(91,031)

41

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024		December 31, 2023
Cash and cash equivalents	~~W~~	885,754	631,021
Financial instruments		116,374	186,718
Accounts receivable – trade		1,521,505	1,495,617
Contract assets		19,104	21,613
Loans and other receivables		1,124,851	886,377
Derivative financial assets		154,016	118,533

	~~W~~	3,821,604	3,339,879

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty by considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of March 31, 2024.

42

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2024 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	630,000	642,313	590,484	51,829	—
Debentures(*)		6,906,516	7,949,549	1,175,598	4,519,974	2,253,977
Lease liabilities		1,201,089	1,309,728	345,486	818,853	145,389
Accounts payable -other and others(*)		3,613,972	3,683,067	3,096,583	586,484	—

	~~W~~	12,351,577	13,584,657	5,208,151	5,977,140	2,399,366

(*) The contractual cash flow is amount that includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or in significantly different amounts.

As of March 31, 2024, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years
Assets	~~W~~	151,693	162,227	34,451	127,776

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2023.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024		December 31, 2023
Total liabilities	~~W~~	14,416,029	14,559,839
Total equity		10,781,191	10,436,093
Debt-equity ratios		133.71%	139.51%

43

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	405,250	—	325,486	79,764	405,250
Derivative hedging instruments		151,693	—	151,693	—	151,693
FVOCI		1,442,898	1,217,782	—	225,116	1,442,898

	~~W~~	1,999,841	1,217,782	477,179	304,880	1,999,841

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	295,876	—	—	295,876	295,876
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	630,000	—	630,049	—	630,049
Debentures		6,906,516	—	6,744,131	—	6,744,131
Long-term payables – other		896,409	—	907,711	—	907,711

	~~W~~	8,432,925	—	8,281,891	—	8,281,891

(In millions of won)	December 31, 2023
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	547,091	—	326,083	221,008	547,091
Derivative hedging instruments		116,210	—	116,210	—	116,210
FVOCI		1,207,605	1,131,033	—	76,572	1,207,605

	~~W~~	1,870,906	1,131,033	442,293	297,580	1,870,906

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	295,876	—	—	295,876	295,876
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	640,000	—	638,536	—	638,536
Debentures		6,666,939	—	6,503,016	—	6,503,016
Long-term payables – other		1,260,453	—	1,294,977	—	1,294,977

	~~W~~	8,567,392	—	8,436,529	—	8,436,529

44

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2024 and December 31, 2023 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of March 31, 2024 are as follows:

Interest rate
Derivative instruments	3.80% ~ 4.90%
Borrowings and debentures	3.64% ~ 3.84%
Long-term payables – other	3.64% ~ 3.81%

2)

There have been no transfers between Level 1 and Level 2 for the three-month period ended March 31, 2024. The changes in financial assets and liabilities classified as Level 3 for the three-month period ended March 31, 2024 are as follows:

(In millions of won)
	Balance as of January 1, 2024		Gain	Disposal	Transfer	Balance as of March 31, 2024
Financial assets:
FVTPL	~~W~~	221,008	16,312	(28)	(157,528)	79,764
FVOCI		76,572	—	—	148,544	225,116

	~~W~~	297,580	16,312	(28)	(8,984)	304,880

Financial liabilities:
FVTPL	~~W~~	(295,876)	—	—	—	(295,876)

45

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized of which offset agreements are applicable as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)	March 31, 2024
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	71,684	(71,684)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	73,404	(71,684)	1,720

(In millions of won)	December 31, 2023
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	72,597	(72,597)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	74,388	(72,597)	1,791

46

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 24 others(*)
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 43 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others

(*) As of March 31, 2024, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	International telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.4	Fixed-line telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SK Telecom Americas, Inc.	100.0	Information gathering and consulting
	Quantum Innovation Fund I	59.9	Investment
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.	62.5	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.	100.0	Database and internet website service
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	66.4	Investment
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.	100.0	Manufacturing non-memory and other electronic integrated circuits
Subsidiary owned by SK Telecom Americas, Inc.	Global AI Platform Corporation	100.0	Software development and supply services
Subsidiary owned by Global AI Platform Corporation	Global AI Platform Corporation Korea	100.0	Software development and supply services
Others(*2)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

47

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)	Others are owned by Atlas Investment and another subsidiary of the Company.

For the periods presented, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensations given to such key management for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Salaries	~~W~~	3,076	1,989
Defined benefit plan expenses		752	530
Share option		664	539

	~~W~~	4,492	3,058

Compensations for the key management include salaries, non-monetary salaries and defined benefits made in relation to the pension plan and compensation expenses related to share options granted.

48

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)		For the three-month period ended March 31, 2024
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	2,535	148,927	3,847

Subsidiaries	SK Broadband Co., Ltd.(*3)		188,142	149,653	—
	PS&Marketing Corporation(*4)		1,591	313,765	174
	SK O&S Co., Ltd.		774	62,729	102
	SK Telink Co., Ltd.(*5)		43,136	3,843	—
	SERVICE ACE Co., Ltd.(*6)		6,435	31,461	—
	SERVICE TOP Co., Ltd.(*7)		7,584	30,715	—
	SK Communications Co., Ltd.		364	241	76
	Others		2,209	7,814	—

			250,235	600,221	352

Associates	F&U Credit information Co., Ltd.		188	11,670	—
	SK AMERICAS Inc. (Formerly, SK USA, Inc.)		—	1,208	—
	Daehan Kanggun BcN Co., Ltd.		2,884	—	—
	Others(*8)		400	2,979	—

			3,472	15,857	—

Others	SK Innovation Co., Ltd.		1,337	3,342	—
	SK Networks Co., Ltd.		228	2,746	—
	SK Networks Service Co., Ltd.		118	8,387	16
	SK Energy Co., Ltd.		362	11	—
	Content Wavve Corp.		1,431	20,378	—
	Happy Narae Co., Ltd.		35	1,928	6,237
	SK Shieldus Co., Ltd.		11,651	22,862	408
	Eleven Street Co., Ltd.		2,022	8,316	—
	SK Planet Co., Ltd.		1,355	17,239	—
	SK hynix Inc.		8,490	125	—
	Tmap Mobility Co., Ltd.		4,636	1,450	—
	Dreamus Company		991	16,649	—
	One Store Co., Ltd.		3,983	22	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	836	2,510
	Others		7,269	6,299	14,784

			43,908	110,590	23,955

		~~W~~	300,150	875,595	28,154

49

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2024 and 2023 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~68,952 million of dividends declared to be paid by the Company.

(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income recognized.

(*4)	Operating expenses and others include ~~W~~173,181 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*5)	Operating revenue and others include ~~W~~14,971 million of dividend income recognized.

(*6)	Operating revenue and others include ~~W~~3,302 million of dividend income recognized.

(*7)	Operating revenue and others include ~~W~~5,700 million of dividend income recognized.

(*8)	Operating revenue and others include ~~W~~400 million of dividend received from Start-up Win-Win Fund.

50

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with the related parties for the three-month periods ended March 31, 2024 and 2023 are as follows, Continued:

(In millions of won)		For the three-month period ended March 31, 2023
Scope	Company	Operating revenue and others		Operating expenses and others(*1)	Acquisition of property and equipment and others
Ultimate controlling entity	SK Inc.(*2)	~~W~~	3,460	134,275	130

Subsidiaries	SK Broadband Co., Ltd.(*3)		185,668	144,109	—
	PS&Marketing Corporation(*4)		1,884	315,372	—
	SK O&S Co., Ltd.		787	64,985	—
	SK Telink Co., Ltd.(*5)		30,281	4,050	—
	SERVICE ACE Co., Ltd.(*6)		7,146	32,731	—
	SERVICE TOP Co., Ltd.(*7)		4,958	33,808	—
	SK Communications Co., Ltd.		334	724	—
	Others		1,092	6,824	—

			232,150	602,603	—

Associates	F&U Credit information Co., Ltd.		190	10,245	—
	SK AMERICAS Inc. (Formerly, SK USA, Inc.)		—	612	—
	Daehan Kanggun BcN Co., Ltd.		5,206	—	—

			5,396	10,857	—

Others	SK Innovation Co., Ltd.		4,613	3,441	—
	SK Networks Co., Ltd.		254	3,604	—
	SK Networks Service Co., Ltd.		128	10,106	—
	SK Energy Co., Ltd.		404	11	—
	Content Wavve Corp.		3,417	21,061	—
	Happy Narae Co., Ltd.		32	1,773	4,251
	SK Shieldus Co., Ltd.		12,444	27,792	33
	Eleven Street Co., Ltd.		1,580	6,730	—
	SK Planet Co., Ltd.		1,600	20,156	—
	SK hynix Inc.		11,911	35	—
	Tmap Mobility Co., Ltd.		3,515	348	—
	Dreamus Company		1,216	20,194	—
	One Store Co., Ltd.		4,260	—	—
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	317	—
	Others		7,328	5,403	—

			52,702	120,971	4,284

		~~W~~	293,708	868,706	4,414

51

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2024 and 2023 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.

(*2)	Operating expenses and others include ~~W~~54,505 million of dividends declared to be paid by the Company.

(*3)	Operating revenue and others include ~~W~~149,526 million of dividend income recognized.

(*4)	Operating expenses and others include ~~W~~175,439 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.

(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income recognized.

(*6)	Operating revenue and others include ~~W~~4,004 million of dividend income recognized.

(*7)	Operating revenue and others include ~~W~~3,000 million of dividend income recognized.

52

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of March 31, 2024 and December 31, 2023 are as follows:

(In millions of won)		March 31, 2024
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,591	120,511

Subsidiaries	SK Broadband Co., Ltd.		—	207,460	207,892
	PS&Marketing Corporation		—	1,545	55,124
	SK O&S Co., Ltd.		—	72	27,762
	SK Telink Co., Ltd.		—	38,234	18,895
	SERVICE ACE Co., Ltd.		—	3,750	19,123
	SERVICE TOP Co., Ltd.		—	5,706	16,128
	SK Communications Co., Ltd.		—	3	7,206
	Others		—	8,372	29,099

			—	265,142	381,229

Associates	F&U Credit information Co., Ltd.		—	6	4,287
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	2,858	—
	Others		—	—	1,548

			22,147	2,864	5,835

Others	SK hynix Inc.		—	10,603	1,292
	SK Planet Co., Ltd.		—	909	2,318
	Eleven Street Co., Ltd.		—	3,792	2,737
	One Store Co., Ltd.		—	483	15,054
	SK Shieldus Co., Ltd.		—	9,319	13,396
	SK Innovation Co., Ltd.		—	4,910	25,357
	SK Networks Co., Ltd.		—	71	30,510
	SK Networks Services Co., Ltd.		—	—	5,546
	SK RENT A CAR Co., Ltd.		—	611	15,535
	Incross Co., Ltd.		—	1,462	1,470
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	3,164
	Mintit Co., Ltd.		—	13,423	—
	Happy Narae Co., Ltd.		—	—	142
	Content Wavve Corp.		—	409	3
	Dreamus Company		—	340	2,488
	Others		—	5,972	10,319

			—	52,304	129,331

		~~W~~	22,147	321,901	636,906

(*1)	As of March 31, 2024, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

53

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with the related parties as of March 31, 2024 and December 31, 2023 are as follows, Continued:

(In millions of won)		December 31, 2023
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate controlling entity	SK Inc.	~~W~~	—	1,411	85,758

Subsidiaries	SK Broadband Co., Ltd.		—	60,464	234,710
	PS&Marketing Corporation		—	1,230	57,560
	SK O&S Co., Ltd.		—	7	68,671
	SK Telink Co., Ltd.		—	22,632	18,154
	SERVICE ACE Co., Ltd.		—	460	26,828
	SERVICE TOP Co., Ltd.		—	—	24,208
	SK Communications Co., Ltd.		—	2	7,033
	Others		—	3,230	15,775

			—	88,025	452,939

Associates	F&U Credit information Co., Ltd.		—	3	4,060
	Daehan Kanggun BcN Co., Ltd.(*1)		22,147	4,702	—
	SK AMERICAS Inc. (Formerly, SK USA, Inc.)		—	—	972
	Konan Technology Inc.		—	—	224
	Others		—	—	2,239

			22,147	4,705	7,495

Others	SK hynix Inc.		—	6,806	2,251
	SK Planet Co., Ltd.		—	9,313	5,579
	Eleven Street Co., Ltd.		—	1,957	2,842
	One Store Co., Ltd.		—	509	14,691
	SK Shieldus Co., Ltd.		—	10,972	10,157
	SK Innovation Co., Ltd.		—	3,308	27,806
	SK Networks Co., Ltd.		—	41	32,003
	SK Networks Services Co., Ltd.		—	—	8,314
	SK RENT A CAR Co., Ltd.		—	70	14,101
	Incross Co., Ltd.		—	1,607	659
	UNA Engineering Inc. (Formerly, UbiNS Co., Ltd.)		—	—	2,558
	Mintit Co., Ltd.		—	17,025	—
	Happy Narae Co., Ltd.		—	8	5,193
	Content Wavve Co., Ltd.		—	1,476	—
	Dreamus Company		—	504	2,315
	Others		—	7,776	2,976

			—	61,372	131,445

		~~W~~	22,147	155,513	677,637

(*1)	As of December 31, 2023, the Company recognized loss allowance for the entire balance of loans to Daehan Kanggun BcN Co., Ltd.

54

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

29.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Company. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021 date of agreement, and the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	The details of additional investments and disposal in subsidiaries, associates and joint ventures for the three-month period ended March 31, 2024 are as presented in note 8.

55

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

30.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~303,804 million and ~~W~~291,747 million as of March 31, 2024 and December 31, 2023, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of March 31, 2024, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a material impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

(4)	Commitment of the acquisition and disposal of shares

The Board of Directors of the Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting held on July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust, and completed the acquisition of the shares for the year ended December 31, 2022. The Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired under the aforementioned transaction until March 31, 2025.

(5)

According to the covenant for bond issuance and borrowings, the Company is required to maintain specific financial ratios, such as the debt ratio, at certain levels. The funds obtained must be used for specified purposes only, and regular reporting to lenders is mandated. Additionally, the contracts include clauses that restrict both provision of additional collateral of assets held by the Company and disposal of certain assets.

56

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Gain on foreign currency translations	~~W~~	(756)	(526)
Interest income		(7,955)	(5,703)
Dividends		(191,147)	(183,184)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(10,476)	—
Gain relating to financial instruments at FVTPL		(16,989)	(3,885)
Gain on disposal of property and equipment and intangible assets		(3,281)	(5,343)
Other income		(653)	(392)
Loss on foreign currency translations		292	270
Bad debt for accounts receivable – trade		7,027	6,920
Bad debt for accounts receivable – other		1,319	1,337
Loss relating to financial instruments at FVTPL		129	1,942
Depreciation and amortization		700,091	705,016
Loss on disposal of property and equipment and intangible assets		1,423	512
Loss on sale of accounts receivable – other		11,676	24,078
Interest expense		83,572	80,662
Expense related to defined benefit plan		11,595	13,475
Bonus paid by treasury shares		24,707	20,080
Share option		3,013	803
Income tax expense		74,485	79,452
Other expenses		2,978	4,045

	~~W~~	691,050	739,559

57

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Accounts receivable – trade	~~W~~	(32,494)	13,307
Accounts receivable – other		(51,942)	22,804
Advanced payments		7,366	18,129
Prepaid expenses		(24,201)	5,887
Inventories		(4,228)	(7,054)
Long-term accounts receivable – other		(3,075)	15,717
Guarantee deposits		3,596	(7,817)
Contract assets		2,508	3,068
Accounts payable – other		(155,427)	(422,551)
Withholdings		184,672	145,981
Deposits received		302	4,865
Accrued expenses		(135,162)	(146,231)
Plan assets		9,070	8,027
Retirement benefits payment		(11,108)	(11,625)
Contract liabilities		6,146	(12,863)
Others		(1,734)	(1,582)

	~~W~~	(205,711)	(371,938)

(3)	Material non-cash transactions for the three-month periods ended March 31, 2024 and 2023 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2024		March 31, 2023
Decrease in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(202,374)	(534,696)
Increase of right-of-use assets		62,993	62,155
Transfer from property and equipment to investment property		(2,432)	6,317

58

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

32.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of March 31, 2024 are as follows:

(In tCO2-eQ)	Quantities allocated in 2021	Quantities allocated in 2022	Quantities allocated in 2023	Quantities allocated in 2024	Quantities allocated in 2025	Total
Emissions rights allocated free of charge(*)	1,031,526	1,223,008	1,031,526	1,021,864	1,021,864	5,329,788

(*)	The changes in quantity due to additional allocation, cancellation of allocation and others are considered.

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)	Quantities allocated in 2022	Quantities allocated in 2023(*)	Quantities allocated in the three- month period ended March 31, 2024	Total
Beginning	—	306,575	110,879	417,454
Allocation at no cost	1,223,008	1,031,526	1,021,864	3,276,398
Purchase	204,761	—	103,467	308,228
Surrender or shall be surrendered	(1,121,194)	(1,227,222)	(1,236,210)	(3,584,626)

Ending	306,575	110,879	—	417,454

(*)	Changes for the year ended December 31, 2023 are estimated quantities, and additionally allocated and surrendered or shall be surrendered quantities will be fixed in May 2024.

(3)	As of March 31, 2024, the estimated annual greenhouse gas emissions quantities of the Company are 1,236,210 tCO2-eQ.

59

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

March 31, 2024 and 2023 (Unaudited)

33.	Subsequent Events

The Board of Directors of the Company resolved to pay interim dividends at the Board of Directors’ meeting held on April 25, 2024, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~176,691 million)
Dividend rate	1.55%
Record date	March 31, 2024
Date of distribution	Pursuant to Article 165-12 (3) of Capital Market and Financial Investment Business Act, the Company shall distribute dividends no later than May 14, 2024.

60